                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                             United Stationers Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  913004-10-7
                  -----------------------------------------
                                 (CUSIP Number)

                               Melvin L. Hecktman
                              Hecktman Management
                                   Suite 350
                               510 Lake Cook Road
                           Deerfield, Illinois 60015
                                 (708)374-8400

                ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 10, 1995
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 913004-10-7                                  Page 2 of 5 Pages

- --------------------------------------------------------------------------------
   1.  Name of Reporting Person:

       Melvin L. Hecktman

- --------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [X]
- --------------------------------------------------------------------------------
   3.  SEC Use Only

- --------------------------------------------------------------------------------
   4.  Source of Funds:  00
- --------------------------------------------------------------------------------
   5.  Check box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
- --------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization:  Illinois

Number of                   ----------------------------------------------------
Shares                         7.  Sole Voting Power:  6,667
Beneficially                ----------------------------------------------------
Owned By                       8.  Shared Voting Power:  1,067,505
Each                        ----------------------------------------------------
Reporting                      9.  Sole Dispositive Power:  6,667
Person                      ----------------------------------------------------
With                          10.  Shared Dispositive Power:  1,067,505
- --------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,074,172
- --------------------------------------------------------------------------------
  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares:

       Excludes 80,000 shares owned by the Melvin and Judith Hecktman Charitable Remainder Trust of which the Reporting Person is a beneficiary; the
       Reporting Person disclaims beneficial ownership of such shares.   [X]
- --------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11):  5.8%
- --------------------------------------------------------------------------------
  14.  Type of Reporting Person: IN
- --------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages
                                      13D

     Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned, Melvin
L. Hecktman, hereby files this Schedule 13D Statement on his own behalf. The foregoing individual is sometimes hereinafter referred to as the "Reporting Person".

Item 1.   SECURITY AND ISSUER.

          This Statement relates to the Common Stock, $.10 par value (the "Common Stock"), of United Stationers Inc., a Delaware corporation (the "Issuer"), 2200 East Golf Road, Des Plaines, Illinois 60016.

Item 2.   IDENTITY AND BACKGROUND.

          (a)-(c) The principal business of the Reporting Person is as set forth in Item 4 below. The principal business address of the Reporting Person (which also serves as his principal office) is as stated below. Pursuant to Instruction C to Schedule 13D under the Act, the Reporting Person's business or residence address and present principal occupation is as follows:

          RESIDENCE OR BUSINESS    OCCUPATION
          ADDRESS

          c/o Hecktman Management      Managing General Partner
          Suite 350
          510 Lake Cook Road
          Deerfield, Illinois 60015

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The 1,067,505 shares of Common Stock beneficially owned by the Reporting Person were acquired by the Melvin L. Hecktman Family Investment Partnership, an Illinois limited partnership ("MLHFIP") and MLH Investment Partnership, an Illinois general partnership ("MLHIP") on February 10, 1995, when HW Associates, an Illinois general partnership ("HW"), dissolved and distributed to MLHFIP and MLHIP, their pro-rata shares of Common Stock. The Reporting Person is a general partner of both MLHFIP and MLHIP.

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired his beneficial interest in the shares of Common Stock upon the dissolution of HW and the simultaneous pro-rata

                                                               Page 4 of 5 Pages

     distribution to HW's partners of the shares of Common Stock held by HW. The Reporting Person is currently holding his shares of Common Stock solely as an investment. On February 13, 1995, the Reporting Person entered into an Agreement to Tender (the "Agreement to Tender") with Associated Holdings, Inc. ("Associated") pursuant to which the Reporting Person has agreed, subject to the terms and conditions of the Agreement to Tender, to tender his shares in a tender offer to be commenced by Associated pursuant to an Agreement and Plan of Merger between the Issuer and Associated dated February 13, 1995. A copy of the Agreement to Tender is attached hereto as EXHIBIT A and is incorporated herein by this reference.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)(b) The Reporting Person beneficially owns 1,067,505 shares of Common Stock or an aggregate 5.7% of the outstanding Common Stock as a general partner in both MLHIP which owns 863,670 shares of Common Stock and MLHFIP which owns 203,835 shares. The Reporting Person is also one of the beneficiaries of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 80,000 shares and as to which the Reporting Person disclaims beneficial ownership for purposes of this filing.

          (c) None of the entities referred to in response to Paragraph (a) of this Item 5, or in Item 2 above, has effected any transactions in the Common Stock during the past 60 days except as follows:

              On February 10, 1995, immediately upon acquiring its pro-rata shares of Common Stock from HW, MLHFIP distributed

              (1) 68,757 shares to the Reporting Person who subsequently transferred 66,757 shares to the Trustee of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995 and 2,000 shares to charitable organizations; and

              (2) 13,243 shares to Judith Hecktman who immediately thereafter transferred all 13,243 shares of Common Stock to the Trustee of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995.

          (d) No entity other than those referred to in response to Paragraph
     (a) of this Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock owned by them.

          (e) Item 5(e) of Schedule 13D is not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The rights, powers and duties of the Reporting Person with respect to his interest in MLHFIP is as set forth in the Agreement of Limited Partnership for Melvin L. Hecktman Family Investment Partnership dated as of September 19, 1983 (the "MLHFIP Partnership Agreement") attached hereto as EXHIBIT B and is incorporated herein by reference and the rights, powers and duties of the Reporting Person with respect to his interest in MLHIP is as set forth in the Agreement of Partnership for MLH Investment Partnership dated as of September 19, 1983 (the "MLHIP Partnership Agreement") attached hereto as EXHIBIT C and is incorporated herein by this reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT A  Agreement to Tender

                                                               Page 5 of 5 Pages

          EXHIBIT B  MLHFIP Partnership Agreement

          EXHIBIT C  MLHIP Partnership Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February __, 1995



                              By:
                                 ---------------------------------------------
                                 Melvin L. Hecktman, as general partner of
                                 MLHFIP and managing partner of MLHIP.

                                   EXHIBIT A

                              AGREEMENT TO TENDER
                              -------------------


          This Agreement to Tender (the "Agreement") dated as of February __, 1995 among Associated Holdings, Inc., a Delaware corporation ("Purchaser"), and the persons whose names are set forth on Schedule A hereto (individually a "Shareholder" and collectively the "Shareholders").


                                   Recitals:
                                   --------

          A. Purchaser and United Stationers Inc., a Delaware corporation (the "Company") are simultaneously herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Purchaser, upon the terms and subject to the conditions thereof, will make a cash tender offer for up to 92.5% of the outstanding shares of common stock, par value $.10 per share, of the Company (the "Shares") at a price of $15.50 per Share, pursuant to an Offer to Purchase and related Letter of Transmittal which together constitute the "Offer" included in a Tender Offer Statement on Schedule 14D-1 filed by Purchaser with the Securities and Exchange Commission (the "Offer Statement"), or such higher price per share pursuant to the Offer. Upon completion of the Offer, Purchaser will merge with the Company (the "Merger") and each then outstanding Share (other than certain Shares identified in Section 3.1(b) of the Merger Agreement) would be converted as provided in Section 3.1(a) of the Merger Agreement (the Offer and Merger being collectively referred to as the "Transaction").

          B. As a condition to entering into the Merger Agreement, Purchaser has requested, and each of the Shareholders has agreed, to make certain agreements and covenants with Purchaser, upon the terms and subject to the conditions hereinafter set forth with respect to the respective number of Shares set forth on Schedule A hereto opposite the name of each of the Shareholders.


          NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                           Agreement to Tender Shares
                           --------------------------


          Section 1.1 Tender. Subject to the terms and conditions of this Agreement and of the Offer, each Shareholder agrees severally for itself only to tender to Purchaser pursuant to the

Offer in accordance with the terms thereof ("Tender") and not withdraw except as permitted hereby all Shares held by such Shareholder. The approximate number of Shares owned by the Shareholder are set forth on Schedule A hereto opposite the name of such Shareholder and Purchaser shall accept for payment and pay for all of such Shares Tendered by such Shareholder at the price of $15.50 per Share or such higher price to be paid under the terms of the Offer by means of a wire transfer to an account as specified by the Shareholder at the following time: one business following the Expiration Date (as defined in the Offer Statement) if the aggregate number of shares Tendered are less than the Maximum Number (as defined in the Offer Statement) or one business day following the announcement of the final proration factor should more than the Maximum Number be Tendered. In the event that any Shareholder acquires any additional Shares prior to the Tender of its Shares hereunder, all such additional Shares shall be subject to the terms of this Agreement. Notwithstanding the foregoing, no Shareholder shall be required to Tender Shares and, if such Shareholder has Tendered Shares, shall be permitted to withdraw its Shares, if this Agreement is terminated as set forth in Section 6.1 hereof.

          Section 1.2 Adjustment Upon Changes in Capitalization. In the event of any change in the Shares by reason of any stock dividends, split-ups, mergers, recapitalizations or other changes in the corporate or capital structure of the Company, the number and kind of Shares subject to this Agreement shall be appropriately adjusted.


                                   ARTICLE II

                                Related Matters
                                ---------------


          Section 2.1 Acquisition Transaction. The parties acknowledge that Purchaser would not have entered into the Merger Agreement without the concurrent execution of this Agreement and that each Shareholder and Purchaser would not have entered into this Agreement without the concurrent execution of the Merger Agreement.

          Section 2.2 Agreement to Vote. Subject to Section 6.1 hereof, each Shareholder agrees to vote all their shares set forth on Schedule A, at any meeting of shareholders, in favor of the Merger Agreement, the Merger and all transactions arising out of the Merger Agreement which require shareholder approval. The Shareholder's agreement to vote their shares shall include an agreement to execute written consents in lieu of a meeting.

                                  ARTICLE III

                                Representations
                       and Warranties of the Shareholders
                       ----------------------------------


          Each of the Shareholders, severally, and not jointly, hereby represents and warrants to Purchaser as follows:

          Section 3.1 Ownership of the Shares. Such Shareholder is the record or beneficial owner with full or shared voting power of the number of Shares set forth opposite such Shareholder's name on Schedule A hereto (which are all the Shares which such Shareholder so owns of record or beneficially), and at the time of Tender will have good title, and (subject to the provisions of Section 2.2 hereof) full voting power, with respect to all such Shares, free and clear of all liens, charges, encumbrances, equities, claims and options or other defects in title which may restrict such Shareholder's ability or authority to tender, sell, and deliver such Shares hereunder.

          Section 3.2 Authorization; Valid and Binding Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity). Except as set forth in the Merger Agreement, no consent or approval or any court, federal or state governmental agency, or any other person or entity is required in connection with the execution and consummation of the transactions contemplated by this Agreement to permit each to carry out its obligations hereunder.

          Section 3.3 No Conflicts. Neither the execution and delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will constitute a violation of, or conflict with, or constitute a default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Shareholder is a party or by which such Shareholder is bound or any judgment, decree or order applicable to such Shareholder.

                                 ARTICLE IV

                              Representations and
                            Warranties of Purchaser
                            -----------------------


          Purchaser hereby represents and warrants to the Shareholders as follows:

          Section 4.1 Authorization; Valid and Binding Agreement. Purchaser has all requisite corporate power and authority to enter into this Agreement, and this Agreement has been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser, and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principle of equity including principles of good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).

          Section 4.2 Securities Matters. Purchaser is acquiring the Shares for its own account and not with a view to the public distribution thereof and will not offer to sell or otherwise dispose of the Shares acquired in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                                   ARTICLE V

                                   Covenants
                                   ---------

          Section 5.1 Other Transactions. Each Shareholder agrees severally, and for itself only, that, prior to the termination of this Agreement, such Shareholder shall not engage in any action or omission that would have the effect of preventing or disabling such Shareholder from Tendering its Shares to Purchaser. Without limiting the foregoing and except as provided in this Agreement, until the termination of this agreement such Shareholder agrees not to sell or transfer, or agree to sell or transfer, any of the Shares provided, however, that a Shareholder may transfer his or her Shares to a person, partnership, trust, or other entity so long as such person or entity agrees in writing to be bound by the terms, provisions and conditions of this Agreement. Upon such transfer, the transferor shall be released from the terms of this Agreement with regard to such transferred Shares.

                                  ARTICLE VI

                                  Termination
                                  -----------


          Section 6.1 Termination. This Agreement shall terminate automatically upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement for any reason,or (iii) any time following the public announcement by any person of an offer to acquire at least a majority of the outstanding Shares which the Shareholder reasonably believes offers a higher economic value to the Shareholder than the Offer and where the Shareholder gives notice to Purchaser of such termination.

          Section 6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement (including, without limitation, the voting agreement set forth herein) shall forthwith become void and have no effect, without liability on the part of any party or its trustees, partners, beneficiaries, directors, officers, and shareholders or affiliates. Nothing contained in this Article VI shall relieve any party from liability for any material breach of this Agreement or the Offer.

                                  ARTICLE VII

                                 Miscellaneous
                                 -------------


          Section 7.1 Expenses. Each of the parties hereto will pay all fees and expenses it incurs in connection with this Agreement, including without limitation the fees and expenses of its financial and legal advisors. Each Shareholder represents and warrants to Purchaser that such Shareholder has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

          Section 7.2 Survival of Representations, Warranties and Agreements. The representations, warranties and agreements of Purchaser and the Shareholders in this Agreement or in any instrument delivered by Purchaser and the Shareholders pursuant to this Agreement shall not survive the consummation of the Merger.

          Section 7.3  Assignment; Parties in Interest.  Except as permitted by
Section 5.2 hereof or as required by operation of law, this Agreement shall not be assignable by the parties hereto without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

          Section 7.4 Entire Agreement; Amendments. This Agreement and the documents referred to herein or delivered pursuant hereto which form a part hereof, contain the entire understanding of the parties with respect to its subject matter. There are no representations, warranties, agreements, promises, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by all the parties. Any condition to a party's obligations hereunder may be waived in writing by such party.

          Section 7.5 Notices. All notices, claims, certificates, requests, demands and other communications ("Notices") required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, upon receipt of the telecopy confirmation when telecopied, upon receipt if sent by a nationally recognized overnight courier service or two
(2) business days after being mailed (registered or certified mail, postage prepaid, return receipt requested), addressed as follows:

          (a)  If to Purchaser, to:

               1075 Hawthorn Drive
               Itasca, Illinois  60143
               Telecopy: (708) 775-7509

               Attention: Daniel H. Bushell

               With copies to:

               Weil, Gotshal & Manges
               100 Crescent Court
               Dallas Texas  75201-6950
               Telecopy: (214) 746-4777

               Attention:  Lawrence D. Stuart, Jr., Esq.

          (b) If to the Shareholders, to each Shareholder at the address set forth on their respective signature page to this Agreement:

               With copies to:

               Altheimer & Gray
               10 South Wacker Drive
               Suite 4000
               Chicago, Illinois  60606
               Telecopy (312) 715-4800

               Attention:  Phillip Gordon, Esq.

or to such other address as the person to whom Notice is to be given may have previously furnished to the other in writing in the manner set forth above.

     Section 7.6 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Illinois without giving effect to the principles of conflicts of law thereof.

     Section 7.7 Severability of Provisions. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     Section 7.8 Counterparts; Headings. This Agreement may be executed simultaneously in several counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument. The article and section headings contained herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

     Section 7.9 Remedies. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Agreement, then any other party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

     Section 7.10 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective agreement to tender and vote contemplated by this Agreement.

     Section 7.11 Exculpation. Notwithstanding anything to the contrary contained herein, with respect to Shareholders which are partnerships or trusts, there shall be no personal liability hereunder on any partners or trustees with respect to the terms, conditions, representations, warranties or covenants contained in this Agreement. Purchaser shall look solely to such Shareholder and not to any partners or trustees of those Shareholders for the satisfaction of all remedies which Purchaser may have hereunder.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


                              ASSOCIATED HOLDINGS, INC.



                              By: _____________________________By:
                                  Title: __________________________

FISHMAN FAMILY
INVESTMENT PARTNERSHIP



By:______________________________
   Joan Fishman, General Partner

Address:



_________________________________
Philip Gordon, not personally,
but as Tustee of the Joan
Fishman Charitable Remainder
Trust u/a/d 2/1/95

Address:

JEROLD A. HECKTMAN
FAMILY INVESTMENT
PARTNERSHIP



By: _____________________________         ___________________________
    Jerold A. Hecktman,                   Jerold A. Hecktman
    General Partner

Address:                                  Address:



_________________________________
Philip Gordon, not personally,
but as Trustee of the Jerold
and Ruth Hecktman Charitable
Remainder Trust u/a/d 2/1/95

Address:

MELVIN L. HECKTMAN
FAMILY INVESTMENT
PARTNERSHIP



By: _____________________________         ___________________________
    Melvin L. Hecktman,                   Melvin L. Hecktman
    General Partner

Address:                                  Address:



MLH INVESTMENT PARTNERSHIP                ___________________________
                                          Philip Gordon, not
                                          personally, but as
                                          Trustee of the Julie B.
                                          Hecktman Charitable
By: _____________________________
    Melvin L. Hecktman,                   Address:
    Managing General Partner

Address:



_________________________________
Charitable Remainder Trust
u/a/d 2/1/95

Address:



_________________________________
Philip Gordon, not personally,
but as Trustee of the Sherri A.
Sheftel Charitable Remainder Trust
u/a/d 2/1/95

Address:

MILLS FAMILY
INVESTMENT PARTNERSHIP



By: _____________________________
    Barbara Wolf,
    General Partner

Address:



_________________________________
Philip Gordon, not personally,
but as Trustee of the Barbara
Mills Charitable Remainder Trust
u/a/d 2/1/95

Address:

WOLF FAMILY
INVESTMENT PARTNERSIP



By: _____________________________
    Barbara  Wolf Savage,
    General Partner

Address:



_________________________________
Philip Gordon, not personally,
but as Trustee of the Barbara
Wolf Savage Charitable Remainder
Trust u/a/d 2/1/95

Address:

_________________________________         JOEL D. SPUNGIN
Joel D. Spungin                           INVESTMENT PARTNERSHIP


_________________________________
Marilyn G. Spungin                        By: ___________________________
                                              Joel D. Spungin,
                                              Partner

_________________________________
Debra A. Spungin                          _______________________________
                                          Marc A. Spungin


_________________________________
Philip Gordon, not personally,            _______________________________
but as Trustee of the Joel and            Marilyn G. Spungin, not
Marilyn Spungin Charitable                personally, but as Co-
Remainder Trust u/a/d 2/1/95              Trustee of the Joel J.
                                          Spungin Family Trust
                                          u/a/d 11/15/90



                                          _______________________________
                                          Robert B. Scadron, not
                                          personally, but as Co-
                                          Trustee of the Joel D.
                                          Spungin Family Trust
                                          u/a/d 11/15/90


                                          _______________________________
                                          Philip Gordon, not
                                          personally, but as
                                          Trustee of the Joel and
                                          Marilyn Spungin
                                          Charitable
                                          Remainder Trust u/a/d
                                          2/1/95

                                   SCHEDULE A
                                   ----------

                                                     Number of
                  Shareholder                          Shares
                  -----------                        ---------
Fishman Family Investment Partnership                  586,134

Joan Fishman Charitable Remainder Trust u/a/d           50,000
 2/1/95

Jerold A. Hecktman Family Investment Partnership       902,795

Jerold A. Hecktman                                       4,385

Jerold and Ruth Hecktman Charitable Remainder          200,000
 Trust u/a/d 2/1/95

Melvin Hecktman                                          6,667

Melvin L. Hecktman Family Investment Partnership       203,835

Melvin and Judith Hecktman Charitable Remainder         80,000
 Trust u/a/d 2/1/95

MLH Investment Partnership                             863,670

Mills Family Investment Partnership                    533,197

Barbara Mills Charitable Remainder Trust u/a/d          50,000
 2/1/95

Wolf Family Investment Partnership                     921,057

Barbra Wolf Savage Charitable Remainder Trust          133,333
 u/a/d 2/1/95

Joel D. Spungin                                        101,468

Joel and Marilyn Spungin Charitable Remainder           33,333
 Trust u/a/d 2/1/95

Joel D. Spungin Investment Partnership                   1,000

Joel D. Spungin Family Trust                            57,682

Marilyn G. Spungin                                       7,648

Debra A. Spungin                                         4,856

Marc A. Spungin                                          4,868

Steven M. Spungin                                        4,856
                                                     ---------
                      Total                          4,750,784
                                                     =========

                                   EXHIBIT B
                                   ---------

                     AGREEMENT OF LIMITED PARTNERSHIP FOR
               MELVIN L. HECKTMAN FAMILY INVESTMENT PARTNERSHIP

     THIS AGREEMENT OF LIMITED PARTNERSHIP for Melvin L. Hecktman Family Investment Partnership, dated as of September 19, 1983 ("Agreement"), by and between Melvin L. Hecktman, Judith Hecktman, Melvin L. Hecktman as custodian for Brian J. Hecktman, Julie B. Hecktman and Sherri A. Hecktman under the Uniform Gifts to Minors Act, and the trustees of the trusts listed on the signature page attached hereto (herein collectively called the "Partners", and individually, a "Partner").

                              W I T N E S S E T H:
                              -------------------

     WHEREAS, each of the Partners owns certain shares of the outstanding Common Stock of United Stationers Inc., a Delaware corporation, ( "United" ); and

     WHEREAS, the Partners are each related by blood or marriage, or are trusts for the benefit of persons who are so related, and together constitute, with such beneficiaries, the immediate Melvin L. Hecktman family; and

     WHEREAS, all the Partners desire to form a limited partnership and to contribute to such partnership certain of their shares of United Common Stock (the "Shares"), and certain of the Partners desire also to contribute to such partnership portions of their partnership interests in 1701 Partnership, an Illinois general partnership (the "1701 Interests"), in order to, among other things:

       (i) establish centralized control over the Shares and the 1701 Interests and other possible investments; and

       (ii) invest any and all Partnership assets in such investments, securities, businesses, real estate interests and other investment opportunities as the General Partner may from time to time deem to be in the best interests of the Partnership.

     NOW THEREFORE, in consideration of the premises, of the promises and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto promise and agree as follows:

                                   ARTICLE I
                           FORMATION AND NAME, ETC.

     Section 1.1. Formation and Name of Partnership. The parties hereto hereby agree to form a limited partnership (the "Partnership") upon the terms and conditions herein set forth and in conformity with the Uniform Limited Partnership Act of the State of Illinois (the "Act"). The name of the Partnership shall be

Melvin L. Hecktman Family Investment Partnership or such other name as the General Partner may from time to time select.

     Section 1.2.  Purposes.  The purposes of the Partnership are to:

      (i) acquire, own, hold, purchase, sell, invest and reinvest in the Shares, the 1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets;

      (ii) invest any and all Partnership assets in HW Associates, an Illinois general partnership, and in such investments, securities, businesses, real estate interests and the investment opportunities as the Partnership may from time to time deem to be in the best interest of the Partnership.

      (iii) insure centralized control of the Shares and other 1701 Interests, and other possible investments, including the voting thereof;

      (iv) permit the Partners to borrow from the Partnership from time to time; and

      (v) do all of the acts and things permitted or required by the terms of this Agreement or reasonably necessary or incident to the foregoing purposes.

     Section 1.3. Offices. The offices of the Partnership shall be at such place or places as the General Partner may from time to time determine.

                                   ARTICLE II
                                  THE PARTNERS

     Section 2.1. General Partner; In General. Except as otherwise provided here"in, the business and affairs of the Partnership shall be conducted by the General Partner. From and as of the date of this Agreement, and until his "Withdrawal" (as defined in Section 8.2(a)), Melvin L. Hecktman shall be the sole General Partner.

     Section 2.2.  Duties and Powers of the General Partner.

       (a)  The General Partner shall:

            (i)  manage the affairs of the Partnership;

            (ii) determine the terms of Partnership borrowings and loans to Partners; and

           (iii) use his best efforts to carry out the terms of this Agreement.

      (b)  The General Partner may:

           (i) purchase, sell and otherwise deal with the Shares, the 1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets and invest funds held on hand for the benefit of the Partnership; invest the Shares in HW Associates, an Illinois general partnership, borrow upon the credit of the Partnership; and pledge all or any part of the Partnership assets to secure such borrowings;

           (ii) vary, modify, suspend or waive any of the terms or provisions of Sections 6.4, 6.5, 6.6 and 6.7 either generally or with respect to any particular Partner or any particular transaction;

           (iii)  increase the amount of any Partner's loan account;

           (iv)  make distributions in partial liquidation to the Partners;

           (v) pay reasonable compensation to the General Partner including, but not by way of limitation, fees and reimbursement for expenses;

           (vi)  invest Partnership funds;

           (vii) vote or direct the voting of the Shares, the 1701 Interests or any securities having voting rights which may be at any time be owned by the Partnership;

           (viii) exercise such other rights and powers as are herein granted as may be necessary or appropriate to attain the ends and purposes of this Agreement, including the hiring of agents, accountants and attorneys; and

           (ix) establish and administer reasonable rules and procedures for the calling and conduct of meetings of Partners, for the sending of notices and other communications, and for the general administration of the internal and external affairs of the Partnership.

      (c) Without limiting the generality of the foregoing (specifically including, but not by way of limitation, clause (vii) above), the General Partner is hereby specifically authorized to enter the Partnership into partnerships or agreements with other entities owning or controlling other

    Shares or partnership interests in 1701 Partnership for the purpose of (i) governing the disposition and voting of the Shares, (ii) controlling United together with such other entities, (iii) governing the disposition and voting of partnership interests in 1701 Partnership, (iv) controlling 1701 Partnership together with such other entities, (v) investing in any opportunity which the Partnership would have the power to invest in directly, and (vi) participating in such other activities as the General Partner may, from time to time, deem to be in the best interest of the Partnership.

    Section 2.3. Limited Partners. The Limited Partners shall be Judith Hecktman (until appointed General Partner pursuant to Section 8.2 hereof), Melvin L. Hecktman as custodian for Brian J. Hecktman, Julie B. Hecktman and Sherri A. Hecktman under the Uniform Gifts to Minors Act, trustees of each of the trusts described in Exhibit A hereto, and, at such time as a "Transfer" (as defined in Section 5.1) shall be made by any of such trusts to the beneficiaries thereof pursuant to the provisions of their respective trust agreements, the beneficiaries of such trusts. As Limited Partners, they shall in no way participate in the management and control of the conduct of the Partnership business. Anything in this Agreement to the contrary notwithstanding, no Limited Partner shall purport to exercise any rights or powers as a Limited Partner under this Agreement if he or she would thereby be deemed to be taking part in the control of the business of the Partnership. No Limited Partner will be personally liable for any debts, liabilities, contracts or any other obligations of the Partnership and no Limited Partner will have any obligation to make capital contributions to the Partnership except as specifically provided in this Agreement. The Limited Partners are not entitled to borrow or withdraw from the Partnership any portion of their respective capital contributions except as may be specifically provided in this Agreement.

    Section 2.4. No Authority to Bind Partnership. No Partner (except the General Partner acting as such in accordance with this Agreement) shall individually have authority to act on behalf of or in the name of the Partnership, or at any time by any act or thing bind the Partnership. The General Partner shall have the exclusive right to vote the 1701 Interests, the Shares and other securities having voting rights which at any time may be owned by the Partnership.

    Section 2.5. Relationship Between the Partners and the Partnership. The Partners may engage in or invest in such businesses or activities as they see fit, without regard to whether such businesses or activities are competitive with the Partnership. The Partners shall not be required to devote full time to the business and affairs of the Partnership. No Partner shall be required to submit business or investment opportunities to the Partnership. The various Partners and the Partnership, respectively, may engage in any transactions with each other as they see fit, as if the Partners were not partners of the Partnership. The fiduciary duties of the various Partners to the Partnership and to the Partners shall be determined by taking into account the principles of this Section 2.5, and, in any event (and not by way of limitation where good faith is present), the acts of the various Partners shall be sustained if they are objectively fair. This Section
2.5 shall apply as well to the General Partner as to other Partners.

     Section 2.6. Fiduciaries. Where trusts, estates, or other such entities are treated as Partners or other holders of Partnerships interests, the trustees, executors, and other fiduciaries thereof as such shall not in their personal capacities be treated as Partners or other holders of Partnership interests or as persons having rights and duties thereunder, but such Partner status and such Partnership interests, rights and duties shall be treated as appertaining to the fiduciary estate.

     Section 2.7. Reimbursement and Compensation of the General Partner. The General Partner shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred by him on behalf of the Partnership or in pursuance of his duties as General Partner. In addition, the General Partner shall be entitled to compensation for services rendered to the Partnership.

                                  ARTICLE III
                      CAPITAL CONTRIBUTIONS AND ACCOUNTS,
                            PROFITS AND LOSSES, ETC.

     Section 3.1. Capital Accounts. A capital account shall be maintained for each Partner. Each Partner's capital account shall consist of capital contributions made from time to time by such Partner and such Partner's predecessor(s), increased by his or his predecessor's respective share, if any, of profits and decreased by (i) any distributions made to him or his predecessor, and (ii) his or his predecessor's respective share, if any, of Partnership losses. No interest shall be paid or credited to Partners on their capital accounts. No Partner shall be entitled to the withdrawal or the return of any part of his capital account except in accordance with the provisions of this Agreement.

     Section 3.2. Units. The interests of the Partners in the Partnership shall be represented by Units (hereinafter referred to sometimes collectively and sometimes alternatively as "Units"), having respectively such attributes as are prescribed in this Agreement. Units shall be allocated to the Partners in respect of their initial capital contributions on the basis of 1 Unit, or fraction thereof, for every of $1,000 in fair market value, or fraction thereof (determined by the General Partner) of assets contributed.

     Section 3.3. Initial Capital Contributions. Each Partner has contributed to the Partnership on the date hereof the Shares and (if any) the 1701 Interests set forth opposite his name on Exhibit B hereto and has been allocated the Units set forth opposite his name on Exhibit B.

     Section 3.4. Variation Between Basis and Value. In the case of any Partnership item (for tax purposes) of income, gain, loss, deduction, or credit, relating to any Share or other item of property contributed to the Partnership, such item shall be allocated and other appropriate adjustments shall be made so as to take full account of the variation (the "pre-contribution variation") between the tax basis of such Share or other item of property to the Partnership and its fair market value at the time of contribution. Such allocations and adjustments shall be made in an equitable manner by the General Partner upon the advice of the "Accountants" (defined in Section 10.7) in accordance with section 704(c)(2) of the Internal Revenue Code of 1954, as amended, and the regulations thereunder. This Section 3.4 shall apply notwith-standing any other provisions of this Agreement. Such other provisions shall be applied after taking into account the application of this Section 3.4 and shall be construed accordingly.

     Section 3.5.  Ordinary Income and Loss and Capital Gain and Loss.
"Ordinary Income" or "Ordinary Loss" for any accounting period shall be the net income or loss of the Partnership computed without regard to items entering into the computation of Net Capital Gain or Net Capital Loss. "Net Capital Gain" or "Net Capital Loss" for any accounting period shall be the net capital gain or loss of the Partnership on sales or other dispositions of securities or other property and shall include such other items as the General Partner, upon the advice of the Accountants, determines to be capital rather ordinary in nature.

     Section 3.6. Allocations of Ordinary Income and Ordinary Loss. Ordinary Income and Ordinary Loss shall be allocated among the Partners pro rata in accordance with their Units. Ordinary Income and Ordinary Loss shall be determined in accordance with generally accepted accounting principles consistently applied.

     Section 3.7. Distribution of Proceeds of Sales and Refinancing to be Made as Partial Liquidation. At any time, in the discretion of the General Partner, the proceeds of sales, refinancings and other dispositions of Partnership property may be distributed as if the Partnership were being liquidated under
Section 3.10 and as if the fair market value of assets were equal to their carrying values.

     Section 3.8. Allocation of Net Capital Gain or Net Capital Loss. Net Capital Gain and Net Capital Loss resulting from any sale or other disposition of Partnership property shall be allocated among the Partners as if the Partnership were to be liquidated immediately following the consummation of such transaction and as if the fair market values of Partnership assets were equal to their carrying values.

    Section 3.9.  Distributions.

    (a) The General Partner shall have the right to determine whether, and to what extent, the Partnership shall make distributions to the Partners; provided, however, that nothing contained herein shall in any way obligate the General Partner to cause distributions to be made to the Partners.

    (b) All distributions, in cash or in kind, to each of the Partners in respect of their Units shall be made, at such time, in such fashion, and in such proportion as determined by the General Partner.

    (c) At no time shall any Limited Partner be entitled to a return of his capital contribution except in accordance with the provisions of this Section 3.9, or upon the dissolution and termination of the Partnership. If, in fact, there has been any return, in whole or in part, of the capital contribution of a Limited Partner under the terms of this Agreement, such distribution shall not discharge such Limited Partner of or from his liability therefor to the Partnership and its creditors. In no event shall the General Partner be authorized to make any distributions which shall reduce the fair market value of the Partnership assets to an amount less than the liabilities of the Partnership. It is not contemplated that distributions in kind will be made during the term of the Partnership except upon dissolution. If, however, in the discretion of the General Partner, it is deemed in the best interests of the Partnership that a distribution in kind be made in lieu of cash, the fair market values of the assets to be distributed shall be determined by the General Partner after consultation with the Accountants, counsel for the Partnership and such other advisors as the General Partner may determine.

    Section 3.10. Liquidation Distributions. Upon the termination, winding-up or liquidation of the Partnership, all the debts and liabilities of the Partnership shall be paid or provided for, and the "Partnership Net Assets" (defined in Section 10.3) shall be distributed to the Partners in liquidation of their Partnership interests, pro-rata in accordance with their Units. Distributions may be in cash and/or in kind at the discretion of the General Partner. The Shares and other securities shall be valued at Market Value (defined in Section 10.4). Partnership assets shall be restated to their fair market value and capital accounts shall be charged or credited accordingly as if such assets were sold, all as of a date, selected by the General Partner, not more than ten (10) days prior to the date of any distribution.

     Section 3.11. Adjustments to Units. If the General Partner, upon the advice of the Accountants, determines that adjustments to capital accounts or the allocation of Units or otherwise are necessary to effectuate the purposes and intents of this Agreement, the General Partner shall adjust distributions or make appropriate adjustments to the allocation of Units to reflect the net balance of items of income, gain, loss and deduction which have been realized and which remain undistributed and reflected in capital accounts.

                                  ARTICLE IV
                               LOANS TO PARTNERS

     Section 4.1. Partnership Loan Account. Each Partner shall have a loan account with the Partnership and each Partner shall be entitled to borrow from the Partnership, on such terms and conditions, and in such amounts (but in no event greater than 80% of the value of such Partner's Partnership Interest), as the General Partner shall from time to time establish.

     Section 4.2. Partnership Notes, Etc. The General Partner shall have the right to borrow on the credit of the Partnership on behalf of the Partnership and, in connection therewith, to sign notes, drafts, security agreements and grant security interests in partnership assets.

                                   ARTICLE V
                     ASSIGNMENT AND TRANSFER OF INTERESTS

     Section 5.1. Prohibition on Transfers. No Partner shall, voluntarily or involuntarily, sell, transfer, assign, pledge, hypothecate, convey or otherwise dispose of (any one of the foregoing being referred to as a "Transfer") any portion of his interest in the Partnership without the express prior written approval of the General Partner (if such transferor is other than the General Partner), except to a Permitted Transferee. Any Partner may make a Transfer of Units to a Permitted Transferee without the consent or approval of any other Partner, including the General Partner (subject to the limitation set forth in Section 5.3), and without offering the same to any other Partner or the Partnership. The General Partner, however, shall at all times retain sufficient Units to constitute at least 1% of the aggregate capital accounts of the Partnership.


     Section 5.2. Definition of Permitted Transferee. A "Permitted Transferee" shall mean any of the following: any sibling of a Partner or of a beneficiary of a trust which is a Partner; any lineal descendant of a Partner or of a beneficiary of a trust which is a Partner; any spouse of such lineal descendant; any child of such spouse if such lineal descendant has elected to treat such child as a descendant for the purposes of this Agreement; and any trust or other entity (and the beneficiary or beneficiaries thereof) for the primary benefit of any of the foregoing persons; and with respect to Transfers by a trust which is a Partner, the beneficiary of such trust.

     Section 5.3. Status of a Permitted Transferee - Additional Limited Partners. Upon a Transfer by any Partner to a Permitted Transferee, such Permitted Transferee shall, if the General Partner shall so agree in his discretion, become a substituted or additional Limited Partner upon agreeing in writing to be bound by the terms of this Agreement. If the General Partner shall not consent to any Permitted Transferee becoming a substituted or additional Partner, such Permitted Transferee shall have only the rights of an assignee as provided by Section 19(3) if the Act with respect to the Units so acquired.

     Section 5.4. Transfers in Violation of Section 5.1. Any purported Transfer in violation of Section 5.1 shall be null and void and of no force and effect. Any such purported Transfer shall entitle the Partnership to purchase, on the terms and conditions specified in Article VI of this Agreement, all or any part of the Units of the Partner purporting to make such a Transfer. The purchase price shall be determined as of the closing date of a purchase and sale of such Partner's Units in accordance with Article VI.

     Section 5.5. Levy by Creditors. Any levy or other attachment by any creditor (other than the Partnership or a Permitted Transferee) against any Partner's interest in the Partnership or the avails or proceeds thereof shall be deemed a purported Transfer in violation of Section 5.1.

                                  ARTICLE VI
                       VOLUNTARY PURCHASES AND SALES OF
                         INTERESTS IN THE PARTNERSHIP

     Section 6.1. Partner's Election to Sell. Any Partner, or, upon the death of a Partner (if, upon such death, the Partnership is not dissolved and reconstituted pursuant to Section 8.2), his personal representative ("Selling Partner"), may, by written notice ("Sale Notice") to the Partnership, require the Partnership to purchase the number of Units, or the dollar value of his Partnership interest, in either event specified in his Sale Notice (the "Selling Interest") at the price and on the terms herein specified; provided however, that the General Partner shall at all times retain sufficient Units to constitute at least 1% of the aggregate capital accounts of the Partnership; and provided further that any such sale is subject to the rights of first refusal set forth in Section 6.2 hereof.

     Section 6.2. Rights of First Refusal. Within twenty (20) days of receipt of a Sale Notice, the Partnership shall give written notice ("Option Notice") to all of the other Partners (the "Remaining Partners") setting forth the Selling Interest to be purchased from the Selling Partner and the estimated purchase price therefor. If any Partner shall desire to purchase all or part of the Selling Interest offered for sale in the Sale Notice, said Partners ("Purchasing Partners") shall give written notice to the Partnership within thirty (30) days after the date of the Option Notice, specifying the amount of the Selling Interest which they desire to purchase. In the event that the Purchasing Partners desire to purchase more than the amount of Selling Interest offered for sale, the amount of the Selling Interest to be purchased by each Purchasing Partner shall be allocated pro rata in accordance with the number of Units owned by each Purchasing Partner. Notwithstanding that the Selling Partner may be the General Partner, the Purchasing Partner shall not become a General Partner pursuant to, or resulting from, any purchase of Selling Interest made hereunder. Any such purchase by a Purchasing Partner shall be in cash.

     Section 6.3. Purchase by the Partnership. Any amount of the Selling Interest which Partners do not elect to purchase pursuant to Section 6.2 shall be purchased by the Partnership.

     Section 6.4.  Terms of Purchase.

       (a) The closing date for a purchase and sale of the Selling Interest under this Article VI, whether by the Partnership or Purchasing Partners, shall be held on the sixtieth (60th) day following the date of service of the Sale Notice.

       (b) The purchase price to be paid by any Purchasing Partner for any purchase pursuant to Section 6.2 shall be payable in full on the closing date.

       (c) The purchase price to be paid by the Partnership for any purchase pursuant to Section 6.3 shall be payable in forty (40) equal quarterly installments, commencing the first day of the month following the closing date, and shall bear interest on the unpaid portion thereof at the rate of 5% per annum, also payable quarterly commencing the first day of the month following the closing date.

     Section 6.5. Funding by Partnership. The Partnership shall have the right to elect to fund any purchase under this Article VI in whole or in part in cash or Partnership property. Any such Partnership property determined by the Partnership to be used for payment shall be equivalent in fair market value, determined as of the date of payment, to the cash payment which would otherwise be required to be made on such date by the Partnership.

     Section 6.6. Settling of Selling Partner's Loans. If any Selling Partner is indebted to the Partnership for any loans made by the Partnership to him, and the sale of any Selling Interest would result in either a complete termination of such Selling Partner's interest in the Partnership, or would result in aggregate loans to the Selling Partner being in excess of the loan value of such Partner's interest in the Partnership as from time to time established by the General Partner, then the following shall apply:

      (a) The aggregate purchase price payable by the Partnership, if any, to the Selling Partner, shall be reduced by an amount sufficient to repay the Selling Partner's loans either entirely (in the case of a complete termination of interest in the Partnership) or by an amount sufficient to reduce the amount of the Selling Partner's loans to the amount of such loan value; and upon any such purchase at such reduced purchase price, the amount of such reduction shall be applied against the Selling Partner's outstanding loans, first to any outstanding interest, then to principal.

      (b) If the action of the Partnership under subsection 6.6(a) is insufficient either to repay the Selling Partner's loans in full (in the case of a complete termination of interest in the Partnership) or to reduce the Selling Partner's loans to the amount of such loan value, the Partnership may require the Selling Partner to pay over to the Partnership for application against the Selling Partner's loans an amount equal to the amount of any such insufficiency.

      (c) The General Partner may take such action other than or different from that specified in subsections (a) and (b) above with respect to loans of a Selling Partner as he shall deem proper.

     Section 6.7. Purchase Price. For purposes of a purchase and sale under this Article VI, each Selling Interest of a Selling Partner shall have a purchase price equal to such amount as would be distributed thereon under
Section 3.10 if the Partnership were liquidated on the Sale Valuation Date.

     Section 6.8. Absence of Liability of Partners. In the case of a purchase of a Selling Interest by the Partnership, recourse on the Partnership's obligation to pay the purchase price may be had only out of and against Partnership property, and no Partner shall be personally liable therefor, nor shall recourse thereon be had out of or against the separate property of any Partner.

     Section 6.9. Construction of "Purchase" and Other Terms. The "purchase" of Units by the Partnership and the "payment" by the Partnership of a "purchase price" pursuant to this Article VI shall be construed to mean a distribution by the Partnership to a Limited

Partner in exchange for all or part, as the case may be, of his Partnership interest. The Selling Interest so "purchased" shall not be an item of property in the hands of the Partnership. The "payment" by the Partnership of the "purchase price" in the form of a transfer of property shall be construed as a distribution of property to a Limited Partner and not as a disposition of property in satisfaction of a money obligation. The terms "purchase", "sale", "payment", "purchase price" and the like, when used in reference to a transaction under this Agreement between the Partnership and a Partner, are used solely for convenience and ease of description. Such terms shall not be construed to alter the nature of the transaction as being between the Partnership and a Partner acting in his capacity as a Partner.

     Section 6.10. Valuations. The General Partner shall, at the request of any Partner, but no more often than semiannually, prepare and distribute to all Partners, a valuation of the Partnership setting forth the fair market value thereof.

                                  ARTICLE VII
                            ADDITIONAL CONTRIBUTIONS

     Section 7.1. At the discretion of the General Partner, the existing Partners shall be permitted, but shall have no obliga-tion, to make further contributions to the Partnership. Such Partners shall be allocated such newly issued Units by reason thereof as may be determined by the General Partner, such Units being equivalent in fair market value to the fair market value of the property so contributed. If the Units so allocated ("New Units") are equivalent in fair market value to the fair market value on the date hereof of the then existing Units the New Units shall rank on a par with the then existing Units. If the New Units are not equivalent in fair market value to the fair market value on the date hereof of Units of a like class, appropriate changes shall be made in Sections 3.6, 3.9 and 3.10 of this Agreement to account for such disparity in fair market values.

                                  ARTICLE VIII
                TERM OF THE PARTNERSHIP:  WITHDRAWAL OF PARTNERS

     Section 8.1. Term. The business and affairs of the Partnership shall be continued in accordance with this Agreement and shall not cease to be conducted until the date which is the earlier of:

     (a)  The thirtieth anniversary of the date of this Agreement.

        (b) The date on which the Partners having two-thirds or more of the aggregate capital accounts of all Partners shall elect to terminate the Partnership.

        (c)  The Withdrawal (as defined in Section 8.2) of any General Partner.

        (d) The sale or other disposition of substantially all of the property belonging to the Partnership; provided, however, that, if such sale involves the receipt by the Partnership of purchase money obligations, or of a lease under a so-called "sale-leaseback" transaction, the Partnership shall not dissolve or terminate prior to collection of such purchase money obligations or termination of such lease, unless and until the General Partners elects to so terminate the Partnership at any time after such sale.

Section 8.2.  Withdrawal of Partners.

    (a) General Partner. The retirement, death, disability, incompetency, bankruptcy or dissolution of a General Partner shall be deemed a withdrawal (a "Withdrawal") by such General Partner from his position as General Partner. Upon any Withdrawal by the sole General Partner, the Partnership shall dissolve in accordance with the provisions of the Act; provided, however, that the parties hereto hereby agree that upon the Withdrawal of Melvin L. Hecktman as General Partner, the business of the Partnership shall be continued and the Partnership shall be reconstituted and that Judith Hecktman shall become the new General Partner. Upon the refusal or inability of Judith Hecktman to serve, or the Withdrawal of Judith Hecktman, as General Partner, then the Partnership shall dissolve in accordance with the provisions of the Act; provided, however, that the business of the Partnership may be continued and the Partnership shall be reconstituted upon the election of Limited Partners holding the majority of Units held by all Limited Partners. If the Partnership is continued in accordance with the preceding sentence, the Limited Partners holding the majority of the interest in profits and losses held by all Limited Partners shall designate a new General Partner or General Partners. The legal representative or successor of a retired, deceased, disabled, incompetent or dissolved General Partner shall continue in the Partnership as an assignee under
Section 19(3) of the Act, unless such legal representative or successor advises the Partnership that he desires to become a Limited Partner and the remaining or succeeding General Partner agrees that such legal representative or successor may become an additional Limited Partner. The provisions of this Section 8.2(a) shall be set forth in the Certificate of Limited Partnership.

          (b) Limited Partners. The retirement, death, disability, incompetency, bankruptcy or dissolution (including, but not by way of limitation, distributions by a trust to its beneficiaries in accordance with the provisions of such trust) of a Limited Partner shall not dissolve the Partnership and the legal representative or successor of such Limited Partner shall continue in the Partnership as an assignee under Section 19(3) of the Act, unless such legal representative or successor advises the Partnership that he desires to become a Limited Partner and the General Partner agrees that such legal representative or successor may become a substituted Limited Partner. Anything in this Section 8.2(b) to the contrary notwithstanding, beneficiaries receiving distributions of Partnership interests from their trusts pursuant to their terms shall become Limited Partners, as provided in Section 2.3.

     Section 8.3. Liquidation. On termination of the Partnership, the General Partner shall proceed to wind up the affairs of the Partnership, pay or provide for all of the liabilities of the Partnership, and distribute the remaining assets of the Partnership to the Partners in accordance with their respective interests as herein provided. To the extent possible, loans receivable from Partners shall be distributed to the Partners owing the same by matching the same against loans payable by the Partnership.

                                   ARTICLE IX
                           FINANCIAL STATEMENTS, ETC.

     Section 9.1. Fiscal Year. The fiscal year of the Partnership shall end on December 31 of each year unless otherwise determined by the General Partner.

     Section 9.2. Financial Statements. The General Partner shall cause to be prepared and distributed, not less than once each fiscal year, a financial statement of the Partnership consisting of a balance sheet, income statement and schedules showing the loan account of each Partner, cash distributions made to the Partners, purchase price of Partnership Units as of the last day of the fiscal year, computed as herein provided, and such other items as the General Partner may select. Such financial statements may be audited or unaudited.

     Section 9.3. Books and Records. The Partnership shall keep books and records at its place of business, setting forth a true and accurate account of all of the business transactions arising out of the conduct of the Partnership. All Partners shall have at all times access to and the right to inspect the Partnership's books and records.

     Section 9.4. Tax Returns. The Partnership shall prepare and file all necessary or appropriate tax returns.

     Section 9.5. Accounting--Section 754 Election. The General Partner may make or decline to make the adjustments provided in Section 754 of the Internal Revenue Code of 1954, as amended ("Code"). If such election is in effect, accounting adjustments corresponding to the basis adjustments prescribed by sections 734 and 743 of the Code may be made by the General Partner in consultation with the Accountants.

     Section 9.6. Bank Accounts. Funds of the Partnership shall be used only for Partnership purposes and shall be deposited in such accounts in banks or other financial institutions as may be established from time to time by the General Partner. Withdrawals shall be made by the General Partner pursuant to his duties hereunder.

                                   ARTICLE X
                              CERTAIN DEFINITIONS

     The following terms shall have the following meanings herein:

     Section 10.1. Partnership shall mean the limited partnership formed pursuant to this Agreement.

     Section 10.2. Partners shall mean the signatories hereto and any persons hereafter admitted to the Partnership pursuant to the provisions of this Agreement.

     Section 10.3. Partnership Net Assets as of any date shall mean the sum of Partnership assets less Partnership liabilities as of such date; securities (including the Shares) and other property forming part of the Partnership assets as of such date shall be valued at the market value thereof.

     Section 10.4.  Market Value

               (i)  of securities as of any date shall mean:

        (a) If such securities are traded over the counter, the lowest closing bid price on such date.

        (b) If such securities are traded on a recognized securities exchange, the closing price on such date.

        (c) If such securities are traded neither over the counter nor on a recognized securities exchange, the value shall be determined by the General Partner.

               (ii) of any other assets shall be as determined by the General Partner.

     The fair market value of securities or other assets shall be deemed to be their "Market Value" as determined under this Section 10.4.

     Section 10.5. Sale Valuation Date shall mean the date of closing of a purchase and sale of Units under Article VI.

     Section 10.6. Shares shall mean (i) the shares of Common Stock of United, par value $0.10 per share, contributed to the Partnership by the Partners, and
(ii) any other shares or securities received with respect thereto or in exchange therefor. Wherever in the Agreement reference is made to, or allocations or distributions are required to be made with respect to, specific numbers of Shares, such numbers shall be equitably adjusted to take into account any stock split, stock dividend, combination, reverse stock split or other change in the outstanding capital stock of United or any successor issuer.

     Section 10.7. "Accountant" means the certified public accountants, if any, regularly engaged by the Partnership, or as may, from time to time, be selected by the General Partner.

     Section 10.8. "Person" means, in addition to natural persons, where appropriate, corporations, partnerships, trusts, estates, associations, governments and governmental units and agencies.

                                   ARTICLE XI
                            MISCELLANEOUS PROVISIONS

     Section 11.1.  Certain Warranties.

      (a) Each Partner, by execution and delivery of this Agreement, represents, warrants and agrees with each other Partner that (i) he is acquiring his Partnership interest solely for his own account for the purpose of investment and not for or with a view to distribution hereof;
    (ii) he has had free access to all documents, information, books and records as he has deemed necessary to apprise himself of the matters with which this Agreement is concerned; and (iii) he understands that the Partnership interests have not been registered under the Securities Act of 1933, as amended, or under the blue sky laws of any state, nor will such interests be registered.

      (b) The parties recognize that the Units are not traded over-the-counter or on a national securities exchange or any other market. Notwithstanding the uncertainty inherent in valuing securities for which no market exists, the parties intend and believe that the respective fair market values, at the time of contribution, of the Shares contributed to the Partnership and of the Units issued in exchange therefor, are equal. In order to assure such equality, it is agreed that any determination as to such relative values as of such time made by the United States Securities and Exchange Commission, the Illinois Securities Commissioner, or any other agency or instrumentality of the United States or of any state shall be binding on all parties hereto. In the event that any such governmental agency or instrumentality shall determine that the respective values of the Shares contributed to the Partnership and of each Unit issued in exchange therefor are not equal, the number of Units issued with respect to each Share shall be increased or decreased nunc pro tunc as of the date of contribution to a number (including fractional numbers) which shall cause the fair market value of the number of Units issued with respect to each Share to be equal to the value of such Shares as of the date of contribution. Such increase or decrease shall require redeterminations of rights and duties as to allocations and distributions made during the period from and after the date of this Agreement to the time such increase or decrease is determined.

     Section 11.2. Indemnity. The Partnership hereby agrees to indemnify and hold harmless each person who is or may hereafter serve as General Partner from any and all claims, damages, liabilities, losses and expenses (including attorney's fees) arising out of his acts as General Partner, except acts or omissions constituting willful misconduct or gross negligence.

     Section 11.3. Severability. If any portion of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining valid and enforceable portions of this Agreement which shall continue in full force and effect.

     Section 11.4. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the heirs, personal representatives, successors and assigns of the parties hereto, subject to all of the terms and conditions hereof. This Section 11.4 shall not be construed to permit transfers of interests not otherwise permitted hereunder.

     Section 11.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one Agreement. The signature pages of such counterparts may be detached therefrom after execution of this Agreement and attached to one counterpart.

     Section 11.6. Filings, etc. Any filing or recordation required to be made under applicable law with any governmental agency or official on behalf of or with respect to the Partnership may be signed by the General Partner. A Certificate of Limited Partnership within the meaning of the Act will be prepared following the execution and delivery of this Agreement. The initial General Partner will cause such Certificate to be filed and recorded in the office of the Recorder of Deeds of Cook County, Illinois, and, to the extent required by local law, in the appropriate place in each state in which the Partnership may hereafter establish a place of business. The General Partners shall also cause to be filed, recorded and published, such statements, notices, certificates, or other instruments as may be required by any provision of any applicable law which governs the formation of the Partnership or the conduct of its business from time to time.

     Section 11.7. Illinois Personal Property Tax Replacement Income Tax. Each Partner shall be responsible to the Partnership for that portion of any Illinois Personal Property Tax Replacement Income Tax ("Replacement Tax") imposed upon the Partnership which is attributable to the net profit of the Partnership allocable to such Partner, as determined in accordance herewith. In addition, a special distribution, to be charged against capital accounts, shall be made, within a reasonable time after the close of the Partnership's taxable year, to those Partners who, in their separate capacities, are subject to such tax, and shall be made in the respective amounts of the Replacement Tax not imposed on the Partnership by reason of such Partner's membership in the Partnership.

     Section 11.8. Notices. All notices permitted or required hereunder shall be in writing and shall be addressed to the Partners at their respective addresses appearing on the Partnership's books. Notices sent by mail shall be deemed to have been given three (3) days after deposit in the U.S. mails. (Notices hand-delivered shall be deemed to have been served when so delivered.)

     Section 11.9. Gender and Number. Despite the gender and number of any word used herein, such word shall import the masculine, feminine, neuter, singular and plural, as may be reasonably inferred from the context.

     Section 11.10. Power of Attorney. Each of the undersigned and each person who becomes a Partner does hereby constitute and appoint the General Partner, under and pursuant to this Agreement as it may be amended from time to time, with full power of substitution, to be his true and lawful attorney in fact, at any time and from time to time, to make, execute, sign, acknowledge, deliver, file, record, amend or cancel any and all instruments, documents and certificates, including without limitation, certificates of limited partnership and certificates for conducting business under an assumed name and such other instruments as may be required by or under law in connection with the formation, existence, operation or termination of, or the business to be conducted by, the Partnership. The parties agree that the foregoing power of attorney is coupled with an interest and shall be irrevocable during the term of the Partnership and shall continue notwithstanding the death, dissolution or incompetence of any party giving such power of attorney.

     Section 11.11. Amendments. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by all parties. No waiver o(Pounds) any provision hereof shall be valid unless in writing and signed by the party to be charged.

     Section 11.12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, including the Act.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date first set forth above.


- ------------------------------      ---------------------------------
Melvin L. Hecktman                  Judith Hecktman



- ------------------------------      ---------------------------------
Melvin L. Hecktman, as              Melvin L. Hecktman, as
custodian for Brian J. Hecktman     custodian for Julie B. Hecktman



- ------------------------------      ---------------------------------
Melvin L. Hecktman, as              Jerold A. Hecktman, as
custodian for Sherri A. Hecktman    co-trustee of the trusts listed
                                    on Exhibit A as Nos. 1, 3, 5, 6,
                                    7, 8, 10, 12, 13, 14, 15, 17,
                                    19, 20 and 21



- ------------------------------      ---------------------------------
Ruth L. Hecktman, as co-trustee     Arthur W. Brown, Jr., as co-
of the trusts listed on Exhibit     trustee of the trusts listed on
A as Nos. 1, 2, 4, 5, 6, 8, 9,      Exhibit A as Nos. 2, 3, 4, 7,
11, 12, 13, 15, 16, 18, 19 and      9, 10, 11, 14, 16, 17, 18 and 21
20

            AMENDMENT NO. 1 TO AGREEMENT OF LIMITED PARTNERSHIP FOR
                MELVIN L. HECKTMAN FAMILY INVESTMENT PARTNERSHIP


     This Amendment No. 1 dated as of December 31, 1983 ("Amendment") to Agreement of Limited Partnership dated September 19, 1983 ("Original Agreement") is entered into by and among the parties hereto.

                                    RECITALS

     The parties entered into the Original Agreement and desire to amend the Original Agreement as herein specified.

     All terms defined in the Original Agreement shall have the same meanings below as therein.

     NOW, THEREFORE, for good and valuable consideration the parties agree as follows:

    1.  Amendment to Article III

    Article III is hereby amended as follows:

    a)   The following is inserted at the end of Section 3.4:

         In the event that the Partnership shall sell Units in HW Associates to HW Associates for cash and to fund such payment HW Associates shall sell Shares originally contributed by any Partners to the Partnership and thereafter to HW Associates, the gain and loss which is allocated to the Partnership on the sale of such Shares by HW Associates shall be allocated among the Partners as though such Shares had been sold by the Partnership and the gain or loss allocated in accordance with Section 704(c)(2) of the Internal Revenue Code of 1954 as amended.

    b)   There shall be inserted at the end of Article III the following new
         Section 3.12:

         The General Partner may, upon the advice of the Accountants, make different allocations of ordinary income and loss and capital gain and loss from that provided for above so as to give substantial economic effect to any particular transaction.

    2.   Amendment to Article IX

    Article IX is hereby amended by adding at the end of Section 9.2 the following:

         Such financial statement shall be prepared on such basis as the General Partner shall deem appropriate.

    IN WITNESS WHEREOF, the undersigned have heretofore set their hands as of the date first written above.

- -------------------------------     -----------------------------------
Melvin L. Hecktman                  Judith Hecktman



- -------------------------------     -----------------------------------
Melvin L. Hecktman,                 Jerold A. Hecktman, as
as custodian for                    co-trustee of the trusts
Brian J. Hecktman                   listed on Exhibit A as Nos. 1,
                                    3, 5, 6, 7, 8, 10, 12, 13, 14,
                                    15, 17, 19, 20 and 21


- -------------------------------     -----------------------------------
Melvin L. Hecktman,                 Arthur W. Brown, Jr., as
as custodian for                    co-trustee of the trusts listed
Julie B. Hecktman                   on Exhibit A as Nos. 2, 3, 4, 7,
                                    9, 10, 11, 14, 16, 17, 18 and 21


- -------------------------------
Melvin L. Hecktman,
as custodian for
Sherri A. Hecktman



- -------------------------------
Ruth L. Hecktman,
as co-trustee of the trusts
listed on Exhibit A as
Nos. 1, 2, 4, 5, 6, 8, 9,
11, 12, 13, 15, 16, 18,
19 and 20

This instrument prepared by and
after recording return to:
Arthur W. Brown, Jr., Esquire
Altheimer & Gray
333 W. Wacker Drive, Suite 2600
Chicago, Illinois 60606

                AMENDMENT #1 TO AGREEMENT OF LIMITED PARTNERSHIP
             AND AMENDMENT #2 TO CERTIFICATE OF LIMITED PARTNERSHIP
              FOR MELVIN L. HECKTMAN FAMILY INVESTMENT PARTNERSHIP
                        AN ILLINOIS LIMITED PARTNERSHIP

     This Amendment ("Amendment") is made as of the 14th day of November, 1985 by and among the parties whose signatures appear at the end of this Amendment (such parties, together with such other parties who become parties hereto after the date hereof in accordance with the terms hereof are herein referred to collectively as "Partners" and individually as "Partner"; additionally, the party whose signature appears under the caption "General Partner" is herein sometimes referred to as "General Partner" and the parties whose signatures appear under the caption "Limited Partners" are herein sometimes referred to collectively as "Limited Partners").

                                   RECITALS:

     The Partners formed an Illinois limited partnership known as Melvin L. Hecktman Family Investment Partnership (the "Partnership") pursuant to that Agreement of Limited Partnership for Melvin L. Hecktman Family Investment Partnership dated September 19, 1983 ("Agreement") and that certain Certificate of Limited Partnership for Melvin L. Hecktman Family Investment Partnership, as amended by Amendment #1 to Certificate of Limited Partnership, both dated as of September 19, 1983 (such Certificate, as amended, being herein called the "Certificate"). Except as otherwise specifically defined herein, all capitalized terms used herein shall have the meanings set forth in the Agreement.

     The Partnership is a partner in HW Associates, an Illinois general partnership ("HW") pursuant to the Agreement of Partnership for HW Associates, dated as of September 19, 1983, as amended (the "Agreement"). Pursuant to the Agreement, the Partnership had contributed all of its Shares to HW as a capital contribution. A portion of such Shares has, as of November 13, 1985, been distributed to the Partnership by HW in partial liquidation thereof.

     The parties hereto desire to amend the Agreement and the Certificate to provide for the distribution in partial liquidation of the Partnership of a portion of such Shares received from HW to certain of the Partners, for the sale by the Partnership of the remaining Shares, and for appropriate allocation of gain and reallocation of Units among the Partners in connection therewith, all in accordance to the terms and conditions set forth below.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     1. The Partnership shall distribute to the following Partners (the "Selling Partners") listed below the number of Shares set forth opposite each such Selling Partner's name:

          Selling Partners        Number of Shares Distributed
          ----------------        ----------------------------

          Melvin L. Hecktman                 27,458
          Judith Hecktman                     5,094

     2. Each Share so distributed shall be deemed to have a fair market value as of the date hereof of $21.75 per Share. In connection with such distribution, the number of Units (as defined in the Agreement) allocated to each such Partner shall be reduced by an amount equal to 1 Unit for every $1,000 of Shares distributed. Accordingly, from and as of the date hereof, the number of Units deemed to be allocated to each of the Selling Partners to whom Shares are being distributed are as follows:

          Selling Partners                   Units
          ----------------                   -----

          Melvin L. Hecktman              3,445.01747
          Judith Hecktman                   677.40809

          3. The Certificate is hereby amended by deleting Exhibit A thereto in its entirety, and substituting in lieu thereof the Exhibit A attached hereto.

          4. The Agreement is hereby amended by deleting Exhibit B thereto in its entirety, and substituting in lieu thereof the Exhibit B attached hereto.

          5. The General Partner has determined that the Partnership shall sell the remaining 59,964 Shares held by the Partnership in connection with a contemplated public offering thereof. Subject to appropriate adjustment and allocation of gain in respect of "pre-contribution variation", as defined in, and pursuant to, Section 3.5 of the Agreement, with respect to any of the Shares sold by the Partnership, gain from such sale shall be allocated to all Partners who are not Selling Partners ("Non-Selling Partners") pro rata in accordance with the percentage each such Non-Selling Partner's Units comprises of the total number of Units allocated to Non-Selling Partners. The date and price of such sale shall be determined by the General Partner, and the General Partner may determine not to proceed with any such sale if, in the General Partner's judgment, such sale would not be in the best interests of the Partnership.

          6. All ordinary income of the Partnership earned on or after November 14, 1985 shall be allocated among the Partners pro rata in accordance with their Units as such Units have been reallocated in accordance with this Amendment.

          7. This Amendment shall be effective on the date, and as of the time, this Amendment is filed in the office of the Recorder of Deeds in the county in which the principal office of the Partnership is located.

          8. It is hereby agreed by and among the Partners that this instrument shall be deemed and treated for all purposes and in all manner and respects as an Amendment to the Agreement and to the Certificate. It is further agreed by and among the Partners that, except as amended hereby, the Agreement and the Certificate are in all respects ratified and confirmed and the terms and provisions thereof shall remain in full force and effect.

          9. This Amendment shall be binding upon the Partners and their respective heirs, legal representatives, successors, and, to the extent permitted in the Agreement, assigns.

          10. This instrument may be executed in multiple counterparts, each of which shall constitute an original and all of which taken together shall constitute a single instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this instrument and multiple counterparts as of the date first set forth above.

          GENERAL PARTNER:                       LIMITED PARTNER:
          ---------------                        ---------------


- -----------------------------------       --------------------------------
Melvin L. Hecktman                        Judith Hecktman

                          -----------------------------------
                          Melvin L. Hecktman, as
                          custodian for Brian J. Hecktman




                          -----------------------------------
                          Melvin L. Hecktman, as
                          custodian for Julie B. Hecktman




                          -----------------------------------
                          Melvin L. Hecktman, as
                          custodian for Sherri A. Hecktman




                          -----------------------------------
                          Jerold A. Hecktman, as
                          co-trustee of the trusts listed on
                          Exhibit A as Nos. 1, 3, 5, 6, 7, 8,
                          10, 12, 13, 14, 15, 17, 19, 20 and
                          21




                          -----------------------------------
                          Ruth L. Hecktman, as
                          co-trustee of the trusts listed on
                          Exhibit A as Nos. 1, 2, 4, 5, 6, 8,
                          9, 11, 12, 13, 15, 16, 18, 19 and
                          20




                          -----------------------------------
                          Arthur W. Brown, Jr., as
                          co-trustee of the trusts listed on
                          Exhibit A as Nos. 2, 3, 4, 7, 9, 10,
                          11, 14, 16, 17, 18 and 21

                               AMENDMENT NO. 3 TO
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                MELVIN L. HECKTMAN FAMILY INVESTMENT PARTNERSHIP
                ------------------------------------------------

          THIS AMENDMENT ("Amendment") is made as of the 1st day of July, 1989 by and among the parties whose signatures appear at the end of this Amendment (such parties are herein referred to collectively as "Partners" and individually as a "Partner").

                                   RECITALS:
                                   --------

          A. The Partners formed an Illinois limited partnership known as Melvin L. Hecktman Family Investment Partnership (the "Partnership") pursuant to that certain Agreement of Limited Partnership for Melvin L. Hecktman Family Investment Partnership dated September 19, 1983. Said Agreement of Limited Partnership was amended by Amendment No. 1 to Agreement of Limited Partnership dated as of December 31, 1983. Said Agreement of Limited Partnership was again amended by that certain Amendment No. 2 to Agreement of Limited Partnership dated as of November 14, 1985 (said Agreement of Limited Partnership, as so amended, being herein referred to as the "Agreement"). Except as otherwise specifically defined herein, all capitalized terms used herein shall have the meanings set forth in the Agreement.

          B. The parties hereto desire to amend the Agreement to update certain information contained in the Agreement.

                                   AGREEMENT:
                                   ---------

          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

          1. The first sentence of Section 2.3 of the Agreement is hereby amended and restated to read as follows:

          "The Limited Partners shah be Judith Hecktman (until appointed General Partner pursuant to Section 8.2 hereof), Brian J. Hecktman, Julie B. Hecktman, each of the trusts described in Exhibit A hereto, and, at such time as a Transfer (as defined in Section 5.1) shall be made by any of such trusts to the beneficiaries thereof pursuant to the provisions of their respective trust agreements, the beneficiaries of such trusts."

          2. The Agreement is hereby amended by deleting Exhibit A thereto in its entirety and substituting in lieu thereof the Exhibit A attached hereto.

          3. Section 3.3 of the Agreement is hereby amended by adding the following sentence at the end of said Section:

          "As of July 1, 1989, each Partner's respective interest in the Shares owned by the Partnership and in the Partnership is as set forth opposite his name on Exhibit C hereto."

          4. The Agreement is hereby amended by adding thereto Exhibit C in the form of Exhibit C attached hereto.

          5. Except as amended hereby, the Agreement is, in all respects, ratified and confirmed, and the terms and provisions thereof shall remain in full force and effect.

          6. This Amendment shall be binding upon the Partners and their respective heirs, legal representatives, successors and, to the extent permitted in the Agreement, assigns.

          7. This Amendment may be executed in multiple counterparts, each of which shall constitute an original, and all of which taken together shall constitute a single instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

          General Partner:                        Limited Partners:
          ---------------                         ----------------


- -----------------------------------      -----------------------------------
Melvin L. Hecktman                       Judith Hecktman


                                         -----------------------------------
                                         Brian J. Hecktman



                                         -----------------------------------
                                         Julie B. Hecktman



                                         -----------------------------------
                                         Melvin L. Hecktman, as co-
                                         trustee of the trust listed on
                                         Exhibit A as No. 1


                                         -----------------------------------

                                    Sherri Sheftel, as co-trustee of the
                                    trust listed on Exhibit A as No. 1


                                    ----------------------------------------
                                    Ruth L. Hecktman, as co-trustee of the
                                    trusts listed on Exhibit A as Nos. 2, 3,
                                    5-7, 9, 10, 12-14, 16, 17 and 19-21



                                    ----------------------------------------
                                    Jerold A. Hecktman, as co-trustee of
                                    the trusts listed on Exhibit A as Nos. 2, 4, 6-9, 11, 13-16, 18 and 20-22



                                    ----------------------------------------
                                    Arthur W. Brown, Jr., as co-trustee of
                                    the trusts listed on Exhibit A as Nos.
                                    3-5, 8, 10-12, 15, 17-19 and 22

                                   EXHIBIT C
                                   ---------

                            AGREEMENT OF PARTNERSHIP
                         FOR MLH INVESTMENT PARTNERSHIP


          THIS AGREEMENT OF PARTNERSHIP for MLH Investment Partnership, dated as of September 19, 1983 ("Agreement"), by and between Melvin L. Hecktman, Judith Hecktman, Melvin L. Hecktman as custodian for Brian J. Hecktman, Julie B. Hecktman and Sherri A. Hecktman under the Uniform Gifts to Minors Act, and the trustees of the trusts listed on the signature page attached hereto (the "Trustees"), (herein collectively called the "Partners" and individually, a "Partner").


                             W I T N E S S E T H :
                             ---------------------

          WHEREAS, each of the partners owns certain shares of the outstanding common stock, par value $0.10 per share of United Stationers Inc., a Delaware corporation, ("United"); and

          WHEREAS, the Partners are each related by blood or marriage, or are the trustees of trusts for the benefit of persons who are so related, and together constitute, with such beneficiaries, the immediate Melvin L. Hecktman family; and

          WHEREAS, all the Partners desire to form a partnership and to contribute to the Partnership certain of their shares of United Common Stock (the "Shares"), and certain of the Partners desire also to contribute to the Partnership portions of their partnership interests in 1701 Partnership, an Illinois general partnership (the "1701 Interests"), all in order to, among other things:

          (i) protect certain Partners from the consequences of a decline in value of the Shares; and

          (ii) establish centralized control over the Shares and the 1701 Interests and other possible investments.

     NOW THEREFORE, in consideration of the promises and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto promise and agree as follows:


                                   ARTICLE I
                                   NAME, ETC.

     Section 1.1. Name. The name of the Partnership shall be MLH Investment Partnership or such other name as the Managing Partner may from time to time select.

     Section 1.2.  Purposes.  The purposes of the Partnership are to:

          (i) acquire, own, hold, purchase, sell, invest and reinvest in the Shares, the 1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets;

          (ii) insure centralized control of the Shares and the 1701 Interests, including the voting thereof;

          (iii) permit the Partners to borrow from the Partnership from time to time;

          (iv) protect certain Partners from the consequences of a decline in value of the Shares;

          (v) assure to certain Partners a stable source of income; and

          (vi) do all of the acts and things permitted or required by the terms of this Agreement or reasonably necessary or incident to the foregoing purposes.

     Section 1.3. Offices. The offices of the Partnership shall be at such place or places as the Managing Partner may from time to time determine.


                                   ARTICLE II
                                  THE PARTNERS

     Section 2.1. Managing Partner; In General. Except as otherwise provided herein, the business and affairs of the Partnership shall be conducted by a Partner who shall be deemed the Managing Partner. Until his resignation, death, or the declaration of his disability by a court of appropriate jurisdiction, Melvin L. Hecktman shall be the sole Managing Partner.

     Section 2.2.  Managing Partner; Vacancies and Elections.

     (a) A vacancy in the office of Managing Partner shall occur upon the resignation of a Managing Partner, his death, or the declaration of his disability by a court of appropriate jurisdiction (any of such events being for convenience referred to as a "Withdrawal").

     (b) A vacancy in the office of Managing Partner shall be filled by a Partner designated in writing by the withdrawing Managing Partner. Such Managing Partner may, from time to time, deposit with the Partnership a signed and dated writing designating his successor or successors as one or more Managing

Partners. Such writing may also designate alternate successors in the event any successor refuses or is unable to serve as a successor Managing Partner. If more than one such writing shall be deposited by any Managing Partner, the latest dated writing shall control. In the absence of any such designation, the Partners shall elect a successor Managing Partner. Such elected successor shall be a Partner and shall have been elected by Partners holding more than fifty percent (50%) of all outstanding "Units" (as defined in Section 3.2) (for purposes of such election, A Units and B Units shall be deemed equivalent).

     Section 2.3.  Duties and Powers of the Managing Partner.

          (a)  The Managing Partner shall:

                  (i) manage the affairs of the Partnership;

                  (ii) determine the terms of Partnership borrowings and loans to Partners; and

                  (iii) use his best efforts to carry out the terms of this Agreement.

          (b)  The Managing Partner may:

                  (i) purchase, sell the Shares, the 1701 Interests and other shares of stock, notes, bonds, debentures, interests in real estate and other securities and investment assets and invest funds held on hand for the benefit of the Partnership; borrow upon the credit of the Partnership; and pledge all or any part of the Partnership assets to secure such borrowings;

                  (ii) vary, modify, suspend or waive any of the terms or provisions of Sections 6.4, 6.5, 6.6 and 6.7 either generally or with respect to any particular Partner or any particular transaction;

                  (iii)  increase the amount of any Partner's loan account;

                  (iv) make distributions in partial liquidation to the Partners, but such distributions shall be uniform with respect to each class of Units;

                  (v) pay reasonable compensation to the Managing Partner including, but not by way of limitation, fees and reimbursement for expenses;

                  (vi)  invest Partnership funds;

                  (vii) vote the Shares, the 1701 Interests or any securities having voting rights which may be at any time owned by the Partnership;

                  (viii) exercise such other rights and powers as are herein granted as may be necessary or appropriate to attain the ends and purposes of this Agreement, including the hiring of agents, accountants and attorneys; and

                  (ix) establish and administer reasonable rules and procedures for the calling and conduct of meetings of Partners, for the sending of notices and other communications, and for the general administration of the internal and external affairs of the Partnership.

          (c) Without limiting the generality of the foregoing (specifically including, but not by way of limitation, clause (vii) above), the Managing Partner is hereby specifically authorized to enter the Partnership into partnerships or agreements with other entities owning or controlling other Shares or partnership interests in 1701 Partnership for the purpose of (i) governing the disposition and voting of the Shares, (ii) controlling United with such other entities, (iii) governing the disposition and voting of partnership interests in 1701 Partnership, (iv) controlling 1701 Partnership with such other entities, (v) investing in any opportunity which the Partnership would have the power to invest in directly, and (vi) participating in such other activities as the Managing Partner may, from time to time, deem to be in the best interests of the Partnership.

     Section 2.4. Collective Action by Partners. The Partners, acting collectively, may take any action on behalf of the Partnership, whether or not the Managing Partner may take such action, and this Agreement shall be construed accordingly. The Managing Partner shall be subject to the direction of the Partners, notwithstanding that this Agreement may otherwise subject certain matters to the determination of the Managing Partner. The action of the Partners shall be determined by the vote of Partners possessing two-thirds (2/3) or more of all the Units (A Units and B Units being deemed equivalent for purposes of this Section 2.4) of all Partners (including the Managing Partner). No Partner acting as such (except the Managing Partner acting as such in accordance herewith) shall individually have authority to bind the Partnership.

     Section 2.5. Relationship Between the Partners and the Partnership. The Partners may engage in or invest in such businesses or activities as they see fit, without regard to whether such businesses or activities are competitive with the Partnership. The Partners shall not be required to devote full time to the business and affairs of the Partnership. No Partner shall be required to submit business or investment opportunities to the Partnership. The various Partners and the Partnership, respectively, may engage in any transactions with each other as they see fit, as if the Partners were not partners of the Partnership. The fiduciary duties of the various Partners to the Partnership and to the Partners shall be determined by taking into account the principles of this Section 2.5, and, in any event (and not by way of limitation where good faith is present), the acts of the various Partners shall be sustained if they are objectively fair. This Section 2.5 shall apply as well to the Managing Partner as to other Partners.

     Section 2.6. Fiduciaries. Where trusts, estates, or other such entities are treated as Partners or other holders of Partnership interests, the trustees, executors, and other fiduciaries thereof as such shall not in their personal capacities be treated as Partners or other holders of Partnership interests or as persons having rights and duties thereunder, but such Partner status and such Partnership interests, rights and duties shall be treated as appertaining to the fiduciary estate.

     Section 2.7. Reimbursement and Compensation of the Managing Partner. The Managing Partner shall be entitled to reimbursement for reasonable out-of-pocket expenses incurred by him on behalf of the Partnership or in pursuance of his duties as Managing Partner. In addition, the Managing Partner shall be entitled to compensation for services rendered to the Partnership.


                                  ARTICLE III
                        CONTRIBUTIONS AND DISTRIBUTIONS;
                            ACCOUNTING; ALLOCATIONS

     Section 3.1. Capital Accounts and Sub-Accounts. A capital account shall be maintained for each Partner. A Partner shall succeed, wholly or partially as the case may be, to the capital account of his predecessor in interest. The aggregate balances of sub-accounts of a Partner's capital account shall equal the balance of such capital account. There shall be maintained the following sub-accounts of the capital account: base sub-account, surplus sub-account, and tax variance sub-account; except that different or additional sub-accounts may be maintained on the determination of the Managing Partner on the advice of the "Accountants" (as defined in Section 10.7) that such different or additional sub-accounts will more appropriately reflect the purposes and intents of this Agreement. Additionally, sub-accounts for assets and liabilities shall be maintained where appropriate.

     Section 3.2. Units. Units of two classes, to be known as "A Units" and "B Units" (herein referred to collectively as

"Units"), having respectively such attributes and such effects on capital accounts, allocations, distributions, rights, duties, and interests as are prescribed in this Agreement, shall be allocated among the Partners. The provisions of this Agreement contemplate that there are to be outstanding 3407.01088 A Units and 11653.56573 B Units. In the case of any variation therefrom in the actual number of outstanding Units of any class, appropriate adjustment in the application of the provisions of this Agreement to reflect the purposes and intent hereof shall be made by the Managing Partner on the advice of the Accountants.

     Section 3.3. Initial Capital Contributions and Units. Each Partner has contributed to the Partnership on the date of this Agreement the Shares, 1701 Interests, cash and/or other property and has been allocated the number and class of Units set forth opposite his name on Exhibit B hereto.

     Section 3.4.1. Accounting--In General. For purposes of the application of the provisions of this Agreement, the accounting of the Partnership shall be maintained under federal income tax accounting principles, except as otherwise provided herein. This Agreement does not address issues of accounting for other purposes. The allocation of any item of income, gain, expense, loss or deduction to a Partner shall be reflected in such Partner's capital account. Liquidation proceeds shall be distributed in accordance with capital accounts. The terms "book accounts", "book value" and the like shall refer to such accounts, value, and the like as determined under the method of accounting prescribed by this Agreement. All accounting determinations, including the interpretation of this Article, shall be made by the Managing Partner on the advice of the Accountants.

     Section 3.4.2. Accounting--Contributions by a Partner. Property contributed by a Partner to the Partnership shall be accounted for at fair market value at the time of contribution. (The fair market value at contribution of the property referred to in Section 3.3 is set forth on Exhibit B.) The variation, if any, between the tax basis of such property to the Partnership and its book value ("pre-contribution variation") shall be credited (or debited, if tax basis exceeds book value) to the Partner's tax variance sub-account; the balance shall be credited to the Partner's base sub-account. Correspondingly, such pre-contribution variation shall be debited (or credited) to such property's asset tax variance sub-account; the balance shall be debited to such property's asset base sub-account. The tax variance sub-accounts so created for the asset account and the Partner's capital account, therefore, shall represent the variation between tax accounting and book accounting and shall be deemed to correspond to each other. Any item for tax purposes of income, gain, loss, or deduction recognized with respect to and to the extent of an asset's tax variance sub-account (which item to such extent is therefore not recognized for book purposes, other than for sub-accounts as provided herein) shall be allocated for tax purposes to the Partner with the corresponding tax variance sub-account and shall result in appropriate adjustments between tax variance sub-accounts and base or other sub-accounts; likewise, any item of income, gain, loss, or expense for book purposes, to the extent not recognized for tax purposes due to a tax variance sub-account (e.g., excess of book depreciation over tax depreciation), shall serve appropriately to adjust the Partner's or Partners' corresponding tax variance sub-accounts and their base or other sub-accounts, and, to the extent recognized for tax purposes, shall be allocated for tax purposes among the Partners in the same manner as the book item (other than such portion as results in adjustment to tax variance sub-accounts) is allocated for book purposes. The "ceiling rule" described in 26 C.F.R. ("Reg.") (S) 1.704-1(c)(2) shall apply for tax purposes but not for book accounting purposes (except for sub-accounts); in the case of the application of the ceiling rule for tax purposes, special allocations for tax purposes may be made by the Managing Partner(s) from subsequently recognized (for tax purposes) items of income, gain, loss, or deduction to offset the effect of the ceiling rule, but only to the extent permitted by law.

     Section 3.4.3. Accounting--Depreciation. Depreciation (or items in lieu thereof) shall be computed according to federal income tax accounting principles but with reference to book value rather than tax basis. For the effect of the difference between book depreciation and tax depreciation, see Section 3.4.2.

     Section 3.4.4. Accounting--Section 754 Election. The Partnership may make or decline to make the adjustments provided in section 754 of the Internal Revenue Code of 1954, as amended ("Code"), in the sole discretion of the Managing Partner. If such election is in effect, adjustments to book asset accounts and book capital accounts corresponding to the basis adjustments prescribed by sections 734 and 743 of the Code may be made by the Managing Partner. In making such book adjustments, duplication shall be avoided and pre-existing tax variance accounts shall be appropriately adjusted.

     Section 3.4.5. Accounting--Transactions Indicating Discrepancies between Book Accounting and Fair Market Value. The following transactions may indicate a discrepancy between the book value of an asset (or of a capital account) and the fair market value of such asset (or of the Partnership interest represented by such capital account):

          (a) An existing or new Partner makes a capital contribution and, immediately thereafter, the ratio of the fair market value of his Partnership interest to all Partnership interests is different from the ratio of his capital account to all capital accounts.

          (b) A Partnership interest (or portion thereof) is sold or exchanged or is liquidated (whether or not a section 754 election is in effect) at a price or value different from the corresponding capital account (or portion thereof).

          (c) An asset is distributed in kind based on a value different from its book value.

In case of an event resulting in such discrepancy, the Managing Partner may elect among Alternatives A, B, or C described below. The alternative chosen shall be chosen in an equitable manner in accordance with substantial fairness. In making such choice, considerations of convenience and ease of administration may be taken into account but considerations relating to the personal, family, or financial situations of the Partners, or any of them, shall not be taken into account.

          Alternative A--Restatement of Assets. Some or all assets of the Partnership shall be restated to their fair market values, and adjustments to capital accounts resulting therefrom shall be made, as if such assets were sold. Such adjustments shall be treated as made to tax variance sub-accounts. Alternative A shall not be selected unless such adjustments are made in accordance with sound financial accounting principles and are made principally for a non-tax business purpose.

          Alternative B--Special Adjustment Memorandum Accounts. Book accounts shall not be adjusted but memorandum accounts (i.e., accounts not comprising or contributing to accounts on the balance sheet) shall be maintained to reflect what such adjustments would have been under Alternative A. Special allocations of subsequently recognized items of income, gain, loss, or deduction, which items correspond to the items in the memorandum accounts, shall be made to the extent possible in accordance therewith. In lieu of keeping memorandum accounts for both assets and capital accounts, memorandum accounts solely for capital accounts may be maintained and the subsequent special allocations may be made out of items of the Partnership generally.

          Alternative C--No Adjustment.  No adjustments shall be made under this
Section 3.4.5.

     Section 3.4.6. Accounting--Liquidation. Upon the liquidation and winding up of the Partnership, Alternative A of Section 3.4.5 shall apply to all assets distributed in kind, and, with respect to any such asset, shall apply as of a date, selected by the Managing Partner, not more than four (4) days prior to the date of its distribution. The fair market value of an asset securing non-recourse debt shall be deemed to be at least the amount of such debt.

     Section 3.4.7. Accounting--Losses Attributable to Non-Recourse Debt. A loss, expense, or deduction (or item thereof) is attributable to nonrecourse debt which is secured by Partnership property to the extent of the excess ("minimum gain") of the outstanding liability of such debt determined under the Partnership's method of accounting (excluding any portion of liability which would not be treated as an amount realized under Code (S) 1001 and Reg. (S) 1.1001-2 if such debt were foreclosed upon) over the adjusted basis of such property for tax purposes. An allocation of loss, expense, or deduction (or item thereof) attributable to non-recourse debt otherwise to be made to a Partner or Partners shall not be so made to the extent that it would cause the deficit (debit) capital account balances of such Partner or Partners (excluding the portion, if any, of such deficit balances that must be restored to the Partnership upon liquidation) to exceed the minimum gain determined at the end of the Partnership's taxable year. In addition, a special allocation of income or gain (or item thereof) shall be made to a Partner in any year to the extent necessary to prevent any such deficit (debit) balance in his capital account at the end of the Partnership's taxable year from exceeding the "minimum gain" which would be allocable to him if the Partnership's property were sold for fair market value at such time.

     Section 3.4.8. Accounting--Illinois Replacement Tax. Any expense of the Partnership for the Illinois Personal Property Tax Replacement Income Tax ("Replacement Tax") shall be specially allocated among the surplus or other sub-accounts, as appropriate, of those Partners who, in their separate capacities, are not subject to such tax and whose membership in the Partnership therefore does not reduce the Partnership's liability for such tax under applicable law. In addition, a special distribution, to be charged against surplus sub-accounts or other sub-accounts as appropriate, shall be made, within a reasonable time after the close of the Partnership's taxable year, to those Partners who, in their separate capacities, are subject to such tax, and shall be made in the respective amounts of the Replacement Tax not imposed on the Partnership by reason of such Partners' membership in the Partnership.

     Section 3.5. Ordinary Income and Loss; Capital Gain and Loss. "Ordinary Income" or "Ordinary Loss" for any fiscal year shall be the net income or loss of the Partnership for such year computed without regard to items entering into the computation of Net Capital Gain or Net Capital Loss. "Net Capital Gain" or "Net Capital Loss" shall be the net capital gain or loss of the Partnership on sales or other dispositions of Partnership property but shall include such other items as the Managing Partner shall determine to be capital rather than ordinary in nature and shall exclude such items as the Managing Partner determines to be ordinary rather than capital in nature.

     Section 3.6. Distributable Amount. The "Distributable Amount" for any fiscal year shall be an amount equal to the Ordinary Income of the Partnership for such year (a) decreased by such amounts as the Managing Partner determines to be required to be retained for the reasonable needs of the Partnership, or
(b) increased by amounts previously retained or available from cash from operations which the Managing Partner determines not to be required to be retained.

     Section 3.7. Distributions--In General. Distributions may be in cash or in kind as the Managing Partner shall determine. Distributions within a class of Units shall be uniform as to fair market value within that class. In the case of a distribution in kind of an asset whose book value is different from its fair market value, see Section 3.4.5. No distribution shall be made to a Partner which would violate the "minimum gain" provisions of Section 3.4.7. The provisions of Sections 3.5 through 3.12 shall be applied after effect is given to special allocations, limitations, and adjustments, if any, prescribed under Sections 3.4.1 through 3.4.8.

     Section 3.8. Distributions of the Distributable Amount. Except as provided in Section 3.9(d), the Distributable Amount for each fiscal year shall be distributed to the Partners in the order of priorities set forth in this
Section 3.8. It is understood that the application of such priorities may result in reduced distributions or no distributions under some or all of the priorities. The order of priorities is as follows:

          (a) The first $200,000 in the aggregate shall be distributable 80% to the holders of A Units, and 20% to the holders of B Units.

          (b) If the Distributable Amount exceeds $200,000, the first $200,000 of such excess shall be distributable 70% to the holders of A Units, and 30% to the holders of B Units.

          (c) If the Distributable Amount exceeds $400,000, the first $200,000 of such excess shall be distributable 60% to the holders of A Units, and 40% to the holders of B Units.

          (d) If the Distributable Amount exceeds $600,000, the first $200,000 of such excess shall be distributable 50% to the holders of A Units, and 50% to the holders of B Units.

          (e) If the Distributable Amount exceeds $800,000, the first $200,000 of such excess shall be distributable 40% to the holders of A Units, and 60% to the holders of B Units.

          (f) All of the remaining balance, if any, of the Distributable Amount (i.e., in excess of $1,000,000) shall be distributable 30% to the holders of A Units, and 70% to the holders of B Units.

Distributions of the Distributable Amount shall be charged against the Partners' respective surplus sub-accounts.

     Section 3.9. Allocation of Ordinary Income and Loss; Coordination with Distributable Amount. For any fiscal year:

     (a) Ordinary Income shall be credited to the Partners' respective surplus sub-accounts and shall be allocated in the same manner and order as the Distributable Amount, to the extent thereof.

     (b) Any amount of Ordinary Income remaining after the application of subsection (a) shall next be allocated among the Partners' respective surplus sub-accounts having debit balances, in the reverse chronological order of prior debits made to such accounts which remain reflected therein.

     (c) Any amount of Ordinary Income remaining after the application of subsection (b) shall be allocated as if the Distributable Amount were equal to the excess of the actual amount of Ordinary Income over the amount allocated under subsection (b) for the fiscal year. Allocations of Ordinary Income shall be credited to the Partners' respective surplus sub-accounts.

     (d) If the Distributable Amount exceeds the Ordinary Income, then, to the extent of such excess and notwithstanding Section 3.8, the Distributable Amount shall be distributed in accordance with (and charged against) the credit balances in the Partners' respective surplus sub-accounts, in the chronological order of the credits made to such sub-accounts which remain reflected therein. The balance of the Distributable Amount shall be distributed in accordance with
Section 3.8.

     (e) Ordinary Loss shall be allocated (after the application of subsection
(d)) in accordance with (and charged against) the credit balances in the Partners' respective surplus sub-accounts in the reverse chronological order of the credits made to such sub-accounts which remain reflected therein.

     (f) Any Ordinary Loss remaining after the application of subsection (e) shall be allocated among (and charged against) the surplus sub-accounts of Partners having credit balances in their capital accounts (determined as if all "minimum gains" were realized) in such manner that, if the Partnership were liquidated immediately after such allocation and Partnership properties not disposed of were valued in accordance with Section 3.12, liquidation proceeds would be distributed in accordance with
Section 3.10(c) (after the application of the assumptions set forth in paragraphs (1) through (3) of Section 3.10(b)).

     (g) Any Ordinary Loss remaining after the application of subsection (f) shall be allocated 50% to A Units, and 50% to B Units, and shall be charged against surplus sub-accounts.

     Section 3.10.  Liquidation Distributions.

          (a) Upon the liquidation and winding-up of the Partnership, all the debts and liabilities of the Partnership shall be paid or provided for and the net assets of the Partnership shall be distributed to the Partners in liquidation of their Partnership interests in accordance with their capital accounts. Assets shall be restated to their fair market values in accordance with Section 3.4.6.

          (b) The allocation of adjustments to capital accounts to be made under
Section 3.4.6. shall be made by assuming, to the extent possible, that:

               (1) For any fiscal year in which all or part of the liquidation occurs, the Distributable Amount has been distributed and the Ordinary Income or Loss has been allocated, in the manner otherwise provided in this Agreement.

               (2) The Partners have made additional capital contributions to the Partnership in cash in the amount of their respective deficit (debit) balances in their surplus sub-accounts and in the respective amounts of prior distributions to them under Section 3.11; and the Partnership has made distributions to the Partners in cash in the amount of their respective credit balances in their surplus sub-accounts.

               (3) The remaining amount of Partnership net assets available for distribution is to be distributed pursuant to the liquidation schedule set forth in subsection (c). It is understood that under the priorities of subsection (c), there may be reduced distributions or no distributions under some or all of such orders of priorities.

          (c) The order of priorities of distributions referred to in subsection
(b) shall be in accordance with the following liquidation schedule:

               (1) The first $5,000,000 in the aggregate shall be distributed 25% to the holders of A Units, and 75% to the holders of B Units;

               (2) the next $5,000,000 (i.e., in excess of $5,000,000) shall be distributed 40% to the holders of A Units, and 60% to the holders of B Units; and

               (3) all the remaining amounts (i.e., in excess of $10,000,000) shall be distributed 50% to the holders of A Units, and 50% to the holders of B Units.

          (d) It is understood that if the aggregate of the adjustments to capital accounts under Section 3.4.6 are insufficient to produce a liquidation distribution in the precise order set forth in subsection (c) (after the application of the assumptions set forth in paragraphs (1) through (3) of subsection (b)), then the order set forth in subsection (c) shall be followed only to the extent possible.

     Section 3.11. Distribution of Proceeds of Sales and Refinancing; Retirement of Units. At any time, in the discretion of the Managing Partner, the proceeds of sales and other dispositions, and of refinancings, of Partnership property may be distributed as if the Partnership were being liquidated and as if Partnership properties not disposed of were valued in accordance with Section 3.12. Such distributions shall be charged only against sub-accounts of the Partners other than surplus sub-accounts, except to the extent the Managing Partner determines that it is appropriate to make charges to surplus sub-accounts. Such distributions (other than those charged against surplus sub-accounts) shall be made in the order set forth in Section 3.10(c) applied on a cumulative basis, except that the capital accounts (determined by excluding surplus sub-accounts) of Partners having positive balances therein shall be reduced to zero if distributions creating or increasing debit balances are to be made. Distributions made in retirement of Units shall be appropriately charged against surplus sub-accounts and other sub-accounts.

     Section 3.12. Allocation of Net Capital Gain or Loss. Net Capital Gain and Net Capital Loss resulting from any sale or other disposition of Partnership property shall be allocated among the Partners' respective sub-accounts other than surplus sub-accounts, as if the Partnership were to be liquidated immediately following the consummation of such transaction and as if the fair market values of Partnership properties not sold or otherwise disposed of were equal to their respective book values, except that the fair market value of any item of such property which secures a non-recourse debt shall be deemed to be at least the amount of such debt.

                                  ARTICLE IV
                               LOANS TO PARTNERS

          Section 4.1. Partnership Loan Account. Each Partner shall have a loan account with the Partnership and each Partner shall be entitled to borrow from the Partnership, on such terms and conditions, and in such amounts, as the Managing Partner shall from time to time establish.

          Section 4.2. Partnership Notes, Etc. The Managing Partner shall have the right to borrow on the credit of the Partnership on behalf of the Partnership and, in connection therewith, to sign notes, drafts and security agreements and grant security interests in Partnership assets.


                                   ARTICLE V
                      ASSIGNMENT AND TRANSFER OF INTERESTS

          Section 5.1. Prohibition on Transfers. No Partner shall, voluntarily or involuntarily, sell, transfer, assign, pledge, hypothecate, convey or otherwise dispose of (any one of the foregoing being referred to as a "Transfer") any portion of his interest in the Partnership or the avails or proceeds thereof without the express prior written approval of the Managing Partner, except to a "Permitted Transferee" (as defined in Section 5.2). Any Partner may make a Transfer of Units to a Permitted Transferee without the consent or approval of any other Partner, including the Managing Partner (subject to the limitation set forth in Section 5.3), and without offering the same to any other Partner or the Partnership. The Managing Partner, however, shall at all times retain sufficient Units to constitute at least 1% of the aggregate capital accounts of the Partnership. Any A Units transferred hereunder, whether to a Permitted Transferee or to any other transferee, shall not, however, be convertible into B Units.

          Section 5.2. Definition of Permitted Transferee. A "Permitted Transferee" shall mean any of the following: any sibling of a Partner or of a beneficiary of a trust which is a Partner; any lineal descendant of a Partner or of a beneficiary of a trust which is a Partner; any spouse of such lineal descendant; any child of such spouse if such lineal descendant has elected to treat such child as a descendant for the purposes of this Agreement; and any trust or other entity (and the beneficiary or beneficiaries thereof) for the primary benefit of any such person or persons; and with respect to Transfers by a trust which is a Partner, the beneficiary of such trust.

          Section 5.3. Status of a Permitted Transferee. Upon a Transfer by any Partner to a Permitted Transferee, such Permitted Transferee shall, if the Managing Partner shall so agree in his discretion, become a substituted or additional Partner upon agreeing in writing to be bound by the terms of this Agreement. If the Managing Partner shall not consent to any Permitted Transferee becoming a substituted or additional Partner, such Permitted Transferee shall have only the rights of an assignee.

          Section 5.4. Transfers in Violation of Section 5.1. Any purported Transfer in violation of Section 5.1 shall be null and void and of no force or effect. Any such purported Transfer shall entitle the Partnership to purchase, on the terms and conditions specified in Article VI of this Agreement, all or any part of the Units of the Partner purporting to make such a Transfer. The purchase price shall be determined as of the closing date of a purchase and sale of such Partner's Units in accordance with Article VI.

          Section 5.5. Levy by Creditors. Any levy or other attachment by any creditor (other than the Partnership or a Permitted Transferee) against any Partner's interest in the Partnership or the avails or proceeds thereof shall be deemed a purported Transfer in violation of Section 5.1.


                                   ARTICLE VI
                        VOLUNTARY PURCHASES AND SALES OF
                          INTERESTS IN THE PARTNERSHIP

          Section 6.1. Partner's Election to Sell. Any Partner, or, upon the death of a Partner who is a natural person, his personal representative (such Partner or such personal representative hereinafter called the "Selling Partner") may, by written notice ("Sale Notice") to the Partnership, require the Partnership to purchase the number of A Units or B Units specified in his Sale Notice at the prices and on the terms herein specified; provided, however, that no holder of B Units may, in any fiscal year, sell more than twenty percent (20%) of the number of such holder's B Units outstanding on the date of service of the first Sale Notice served by such holder under this Article VI with respect to B Units; and provided further that any such sale shall be subject to the rights of first refusal set forth in Section 6.2 hereof.

          Section 6.2. Rights of First Refusal. Within twenty (20) days of receipt of a Sale Notice, the Partnership shall give written notice ("Option Notice") to all of the other Partners (the "Remaining Partners") setting forth the number and class of Units to be purchased from the Selling Partner and the estimated purchase price for each. If any Partner shall desire to purchase any Units offered for sale in the Sale Notice, said Partners ("Purchasing Partners") shall give written notice to the Partnership within thirty (30) days after the date of the Option Notice, specifying the number and class of Units which they desire to purchase. If the Purchasing Partners desire to purchase more than the number of Units offered for sale, the number of Units to be purchased by each Purchasing Partner shall be allocated pro rata in accordance with the number of Units owned by each Purchasing Partner (for purposes of such allocation A Units and B Units shall be deemed equivalent).
Any such purchase by a Purchasing Partner shall be paid for in cash.

          Section 6.3. Purchase by the Partnership. Any Units which Partners do not elect to purchase pursuant to Section 6.2 shall be purchased by the Partnership.

          Section 6.4.  Terms of Purchase.

          (a) The closing for a purchase and sale of Units under this Article VI, whether by the Partnership or Purchasing Partners, shall be held on the sixtieth (60th) day following the date of service of the Sale Notice.

          (b) The Partnership and any Purchasing Partner shall make payment in full for such Units purchased from a Selling Partner pursuant to this Article VI on the closing date.

          Section 6.5. Funding by Partnership. The Partnership shall have the right to elect to fund any purchase of Units under this Article VI in whole or in part with cash or Partnership property other than the Shares. Any such Partnership property determined by the Partnership to be used for payment shall be equivalent in fair market value, determined as of the date of payment, to the cash payment which would otherwise be required to be made on such date by the Partnership.

          Section 6.6. Settling of Selling Partner's Loans. If any Selling Partner is indebted to the Partnership for any loans made by the Partnership to him, and the sale of any Units would result in either a complete termination of such Selling Partner's interest in the Partnership, or would result in aggregate loans to the Selling Partner being in excess of the amount in such Partner's capital account after giving effect to the sale, then the following shall apply:

          (a) The aggregate purchase price payable by the Partnership, if any, to the Selling Partner, shall be reduced by an amount sufficient to repay the Selling Partner's loans either entirely (in the case of a complete termination of interest in the Partnership) or by an amount sufficient to reduce the amount of the Selling Partner's loans to the amount in such Partner's capital account; and upon any such purchase at such reduced purchase price, the amount of such reduction shall be applied against the Selling Partner's outstanding loans, first to any outstanding interest, then to principal.

          (b) If the action of the Partnership under subsection 6.6(a) is insufficient either to repay the Selling Partner's loans in full (in the case of a complete termination of interest in the Partnership) or to reduce the Selling Partner's loans to the amount of his capital account, the Partnership may require the Selling Partner to pay over to the Partnership for application against the Selling Partner's loans an amount equal to the amount of any such insufficiency.

          (c) The Managing Partner may take such action other than or different from that specified in subsections (a) and (b) above with respect to loans of a Selling Partner as he shall deem proper.

     Section 6.7. Purchase Price. For purposes of a purchase and sale of Units under this Article VI, each Unit of a Selling Partner shall have a purchase price equal to such amount as would be distributed thereon under Section 3.10 if the Partnership were liquidated on the Sale Valuation Date.

     Section 6.8. Absence of Liability of Partners. In the case of a purchase of units by the Partnership, recourse on the Partnership's obligation to pay the purchase price may be had only out of and against Partnership property, and no Partner shall be personally liable therefor, nor shall recourse thereon be had out of or against the separate property of any Partner.

     Section 6.9. Construction of "Purchase" and Other Terms. The "purchase" of a Unit by the Partnership and the "payment" by the Partnership of the "purchase price" therefor shall be construed to mean a distribution by the Partnership to a Partner in exchange for all or part, as the case may be, of his Partnership interest. The Units so "purchased" shall not be an item of property in the hands of the Partnership. The "payment" by the Partnership of the "purchase price" in the form of a transfer of property shall be construed as a distribution of property to a Partner and not as a disposition of property in satisfaction of a money obligation. The terms "purchase", "sale", "payment", "purchase price" and the like, when used in reference to a transaction under this Agreement between the Partnership and a Partner, are used solely for convenience and ease of description. Such terms shall not be construed to alter the nature of the transaction as being between the Partnership and a Partner acting in his capacity as a Partner.


                                  ARTICLE VII
                            ADDITIONAL CONTRIBUTIONS

     Section 7.1. At the discretion of the Managing Partner, the existing Partners or such additional Partners as are admitted pursuant to Section 5.3 shall be permitted, but shall have no obligation, to, make further contributions to the Partnership. Such Partners shall be allocated such newly issued Units by reason thereof as may be determined by the Managing Partner, such Units being equivalent in fair market value to the fair market value of the property so contributed. If the Units so allocated ("New Units") are equivalent in fair market value to the fair market value on the date of this Agreement of the Units of a like class, the New Units shall rank on a par with the then existing Units of a like class. If the New Units are not equivalent in fair market value to the fair market value on the date of this Agreement of Units of a like class, appropriate changes shall be made in Sections 3.8 and
3.10 of this Agreement to account for such disparity in fair market values.


                                  ARTICLE VIII
                            TERM OF THE PARTNERSHIP

     Section 8.1. Term. The business and affairs of the Partnership shall be continued in accordance with this Agreement and shall not cease to be conducted until the date which is the earlier of:

          (a) The fifteenth anniversary of the date of this Agreement.

          (b) The date on which the Partners having two-thirds or more of the aggregate Voting Power of all Partners shall elect to terminate the Partnership.

          (c) The sale or other disposition of substantially all of the property belonging to the Partnership; provided, however, that, if such sale involves the receipt by the Partnership of purchase money obligations, or of a lease under a so-called "sale-leaseback" transaction, the Partnership shall not dissolve or terminate prior to collection of such purchase money obligations or termination of such lease, unless and until the Managing Partner elects to so terminate the Partnership at any time after such sale.

     Section 8.2. Liquidation. On termination of the Partnership, the Managing Partner shall proceed to wind up the affairs of the Partnership, pay or provide for all of the liabilities of the Partnership, and distribute the remaining assets of the Partnership to the Partners in accordance with their respective interests as herein provided. To the extent possible, loans receivable from Partners shall be distributed to the Partners owing the same by matching the same against loans payable by the Partnership.

                                 ARTICLE IX
                           FINANCIAL STATEMENTS, ETC.

          Section 9.1. Fiscal Year. The fiscal year of the Partnership shall end on December 31 of each year unless otherwise determined by the Managing Partner.

          Section 9.2. Financial Statements. The Managing Partner shall cause to be prepared and distributed, not less than once each fiscal year, a financial statement of the Partnership consisting of a balance sheet, income statement and schedules showing the loan account of each Partner, cash distributions made to the Partners, purchase price of Partnership Units as of the last day of the fiscal year, computed as herein provided, and such other items as the Managing Partner may select. Such financial statements may be audited or unaudited.

          Section 9.3. Books and Records. The Partnership shall keep books and records at its place of business, setting forth a true and accurate account of all of the business transactions arising out of the conduct of the Partnership. All Partners shall have at all times access to and the right to inspect the Partnership's books and records.

          Section 9.4. Tax Returns. The Partnership shall prepare and file all necessary or appropriate tax returns.

          Section 9.5. Bank Accounts. Funds of the Partnership shall be used only for Partnership purposes and shall be deposited in such accounts in banks or other financial institutions as may be established from time to time by the Managing Partner. Withdrawals shall be made by the Managing Partner pursuant to his duties hereunder.


                                   ARTICLE X
                              CERTAIN DEFINITIONS

          The following terms shall have the following meanings herein:

          Section 10.1. Partnership shall mean the Partnership formed pursuant to this Agreement.

          Section 10.2. Partners shall mean the signatories hereto and any persons hereafter admitted to the Partnership pursuant to the provisions o(Pounds) this Agreement.

          Section 10.3. Partnership Net Assets as of any date shall mean the sum of Partnership assets less Partnership liabilities as of such date; securities (including the Shares) and other property forming part of the Partnership assets as of such date shall be valued at the market value thereof.

          Section 10.4.  Market Value of securities as of any date shall mean:

          (a) If such securities are traded over the counter, the lowest closing bid price on such date.

          (b) If such securities are traded on a recognized securities exchange, the closing price on such date.

          (c) If such securities are traded neither over the counter nor on a recognized securities exchange, the value shall be determined by the Managing Partner.

The fair market value of securities shall be deemed to be their "Market Value" as determined under this Section 10.4.

     Section 10.5. Sale Valuation Date shall mean the date of closing of a purchase and sale of Units under Article VI.

     Section 10.6. Shares shall mean (i) the shares of Common Stock of United Stationers Inc., a Delaware corporation ("United"), par value $0.10 per share, contributed to the Partnership by the Partners, and (ii) any other shares or securities received with respect thereto or in exchange therefor. Wherever in this Agreement reference is made to, or allocations or distributions are required to be made with respect to, specific numbers of Shares, such numbers shall be equitably adjusted to take into account any stock split, stock dividend, combination, reverse stock split or other change in the outstanding capital stock of United or any successor issuer.

     Section 10.7. Accountant means the certified public accountants, if any, regularly engaged by the Partnership, or as may, from time to time, be selected by the Managing Partner.

     Section 10.8. Person means, in addition to natural persons, where appropriate, corporations, partnerships, trusts, estates, associations, governments and governmental units and agencies.


                                   ARTICLE XI
                            MISCELLANEOUS PROVISIONS

     Section 11.1.  Certain Warranties.

          (a) Each Partner, by execution and delivery of this Agreement, represents, warrants and agrees with each other Partner that: (i) he is acquiring his Partnership interest solely for his own account for the purpose of investment and not for or with a view to distribution hereof; (ii) he has had free access to all documents, information, books and records as he has deemed necessary to apprise himself of the matters with which this Agreement is concerned; and (iii) he understands that the Partnership interests have not been registered under the Securities Act of 1933, as amended, or under the blue sky laws of any state, nor will such interests be registered.

          (b) The parties recognize that neither the A Units nor the B Units are traded over-the-counter or on a national securities exchange or any other market. Notwithstanding the uncertainty inherent in valuing securities for which no market exists, the parties intend and believe that the respective fair market values, at the time of contribution, of the Shares contributed to the Partnership and of the A Units and B Units issued in exchange therefor, are equal. In order to assure such equality, it is agreed that any determination as to such relative values as of such time made by the United States Securities and Exchange Commission, the Illinois Securities Commissioner, or any other agency or instrumentality of the United States or of any state shall be binding on all parties hereto. If any such governmental agency or instrumentality shall determine that the respective values of the Shares contributed to the Partnership and of each A Unit and/or B Unit issued in exchange for such shares are not equal, the number of A Units or B Units issued with respect to each Share shall be increased or decreased nunc pro tunc as of the date of contribution to a number (including fractional numbers) which shall cause the fair market value of the number of A Units and/or B Units issued with respect to each Share to be equal to the value of such Shares as of the date of contribution. Such increase or decrease shall require redeterminations of rights and duties as to allocations and distributions made during the period from and after the date of this Agreement to the time such increase or decrease is determined.

     Section 11.2. Indemnity. The Partnership hereby agrees to indemnify and hold harmless each person who is or may hereafter serve as Managing Partner from any and all claims, damages, liabilities, losses and expenses (including attorney's fees) arising out of his acts as Managing Partner, except acts or omissions constituting willful misconduct or gross negligence.

     Section 11.3. Severability. If any portion of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining valid and enforceable portions of this Agreement which shall continue in full force and effect.

     Section 11.4. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the heirs, personal representatives, successors and assigns of the parties hereto, subject to all of the terms and conditions hereof. This Section 11.4 shall not be construed to permit transfers of interests not otherwise permitted hereunder.

     Section 11.5. Counterparts. This Agreement may be executed in one or more counterparts each of which shall constitute an original and all of which shall constitute one Agreement. The signature pages of such counterparts may be detached therefrom after execution of this Agreement and attached to one counterpart.

     Section 11.6. Filings, etc. Any filing or recordation required to be made under applicable law with any governmental agency or official on behalf of or with respect to the Partnership may be signed by the Managing Partner.

     Section 11.7. Notices. All notices permitted or required hereunder shall be in writing and shall be addressed to the Partners at their respective addresses appearing on the Partnership's books. Notices sent by mail shall be deemed to have been given three (3) days after deposit in the U.S. mails. (Notices hand-delivered shall be deemed to have been served when so delivered.)

     Section 11.8. Gender and Number. Despite the gender and number of any word used herein, such word shall import the masculine, feminine, neuter, singular and plural, as may be reasonably inferred from the context.

     Section 11.9. Power of Attorney. Each of the undersigned and each person who becomes a Partner does hereby constitute and appoint the Managing Partner, under and pursuant to this Agreement as it may be amended from time to time, to be his true and lawful attorney in fact, with full power of substitution, at any time and from time to time, to make, execute, sign, acknowledge, deliver, file, record, amend or cancel certificates for conducting business under an assumed name and such other instruments as may be required by or under law in connection with the formation, existence, operation or termination of, or the business to be conducted by, the Partnership. The parties agree that the foregoing power of attorney is coupled with an interest and shall be irrevocable during the term of the Partnership and shall continue notwithstanding the death, dissolution or incompetence of any party giving such power of attorney.

     Section 11.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, including the Act.

     Section 11.11. Amendments. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by all parties. No waiver of any provision hereof shall be valid unless in writing and signed by the party to be charged.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date first set forth above.



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Judith Hecktman
custodian for Brian J.
Hecktman



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Melvin L. Hecktman
custodian for Julie B.
Hecktman



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Jerold A. Hecktman, as co-
custodian for Sherri A.               trustee of the trusts listed
Hecktman                              on Exhibit A as Nos. 1, 3, 5,
                                      6, 7, 8, 10, 12, 13, 14, 15,
                                      17, 19, 20 and 21


- --------------------------------      ----------------------------------
Ruth L. Hecktman, as co-              Arthur W. Brown, Jr., as co-
trustee of the trusts listed          trustee of the trusts listed
on Exhibit A as Nos. 1, 2, 4,         on Exhibit A as Nos. 2, 3, 4,
5, 6, 8, 9, 11, 12, 13, 15,           7, 9, 10, 11, 14, 16, 17, 18
16, 18, 19 and 20                     and 21

                  FIRST AMENDMENT TO AGREEMENT OF PARTNERSHIP
                                      FOR
                           MLH INVESTMENT PARTNERSHIP


     This First Amendment, dated as of January 9, 1986 (the "Amendment"), by and among the parties whose names appear on the signature pages hereto.

                             PRELIMINARY STATEMENT

     This Amendment amends the Agreement of Partnership for MLH Investment Partnership, dated as of September 19, 1983 (the "Agreement") among the Partners. All capitalized terms used herein, unless otherwise defined, shall have the meanings set forth in the Agreement.

     The parties hereto desire to amend the Agreement in order to clarify certain ambiguities that may be perceived in the Agreement.

     NOW, THEREFORE, in consideration of the promises and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto promise and agree as follows:

     1. Section 3.2 of the Agreement provides that the provisions of the Agreement "contemplate that there are to be outstanding 3,407.01088 A Units and 11,653.56573 B Units", and that variations therefrom in the actual number of outstanding Units of any class may exist and that appropriate adjustments to the application of the provisions of the Agreement may be made by the Managing Partner on the advice of the Accountants. Section 3.3 of the Agreement provides that the actual number of Units of either class is as set forth in Exhibit B to the Agreement. The parties hereto acknowledge that the actual number of B Units outstanding as of September 19, 1983, and as set forth in Exhibit B to the Agreement, was 12,551.86179 B Units, and not the number of B Units contemplated in Section 3.2 of the Agreement.

     2. Except as amended hereby, and all other respects, the Agreement is hereby ratified and confirmed.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the date first set forth above.


                                    ------------------------------------------
                                    Melvin L. Hecktman



                                    ------------------------------------------
                                    Melvin L. Hecktman, as custodian for Brian
                                    J. Hecktman



                                    ------------------------------------------
                                    Melvin L. Hecktman, as custodian for Julie
                                    B. Hecktman



                                    ------------------------------------------
                                    Melvin L. Hecktman, as custodian for Sherri
                                    A. Hecktman

                                    Judith Hecktman

                                    Jerold A. Hecktman, as co-trustee of the trusts listed on Exhibit A to the Agreement as Nos. 1, 3, 5, 6, 7, 8, 10, 12, 13, 14,
                                    15, 17, 19, 20, and 21

                                    Ruth L. Hecktman, as co-trustee of the
                                    trusts listed on Exhibit A to the Agreement as Nos. 1, 2, 4, 5, 6, 8, 9, 11, 12, 13, 15,
                                    16, 18, 19 and 20

                                    Arthur W. Brown, Jr., as co-trustee of the trusts listed on Exhibit A to the Agreement as Nos. 2, 3, 4, 7, 9, 10, 11, 14, 16, 17,
                                    18 and 21


                                    By: ________________________________________
                                         Melvin L. Hecktman,
                                         Attorney-in-fact

                AMENDMENT NO. 1 TO AGREEMENT OF PARTNERSHIP FOR
                           MLH INVESTMENT PARTNERSHIP

     This Amendment No. 1 dated as of December 31, 1983 ("Amendment") to Agreement of Partnership dated September 19, 1983 ("Original Agreement") is entered into by and among the parties hereto.

                                    RECITALS

     The parties entered into the Original Agreement and desire to amend the Original Agreement as herein specified.

     All terms defined in the Original Agreement shall have the same meanings below as therein.

     NOW, THEREFORE, for good and valuable consideration the parties agree as follows:

     1.   Amendment to Article III

     Article III is hereby amended as follows:

     a)   The following is inserted at the end of Section 3.4:

          In the event that the Partnership shall sell Units in HW Associates to HW Associates for cash and to fund such payment HW Associates shall sell Shares originally contributed by any Partners to the Partnership and thereafter to HW Associates, the gain and loss which is allocated to the Partnership on the sale of such Shares by HW Associates shall be allocated among the Partners as though such Shares had been sold by the Partnership and the gain or loss allocated in accordance with
          Section 704(c)(2) of the Internal Revenue Code of 1954 as amended.

     b)   There shall be inserted at the end of Article III the following new
Section 3.12:

          The Managing Partner may, upon the advice of the Accountants, make different allocations of ordinary income and loss and capital gain and loss from that provided for above so as to give substantial economic effect to any particular transaction.

     2.    Amendment to Article IX

     Article IX is hereby amended by adding at the end of Section 9.2 the following:

          Such financial statement shall be prepared on such basis as the Managing Partner shall deem appropriate.

     IN WITNESS WHEREOF, the undersigned have heretofore set their hands as of the date first written above.



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Judith Hecktman
custodian for Brian J.
Hecktman



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Melvin L. Hecktman
custodian for Julie B.
Hecktman



- --------------------------------      ----------------------------------
Melvin L. Hecktman, as                Jerold A. Hecktman, as co-
custodian for Sherri A.               trustee of the trusts listed
Hecktman                              on Exhibit A as Nos. 1, 3, 5,
                                      6, 7, 8, 10, 12, 13, 14, 15,
                                      17, 19, 20 and 21


- --------------------------------      ----------------------------------
Ruth L. Hecktman, as co-              Arthur W. Brown, Jr., as co-
trustee of the trusts listed          trustee of the trusts listed
on Exhibit A as Nos. 1, 2, 4,         on Exhibit A as Nos. 2, 3, 4,
5, 6, 8, 9, 11, 12, 13, 15,           7, 9, 10, 11, 14, 16, 17, 18
16, 18, 19 and 20                     and 21


                                      -2-